As filed with the Securities and Exchange Commission on May 30, 1997

                                           Registration No.  333-13609
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC  20549


                    Post-Effective Amendment No. 1

                               to the
                   FORM S-1 REGISTRATION STATEMENT
                                Under
                      The Securities Act of 1933

                    KEYPORT LIFE INSURANCE COMPANY
        (Exact name of registrant as specified in its charter)

                   Rhode Island                      05-0302931
          (State or other Jurisdiction of         (I.R.S. Employer
           incorporation or organization)          Identification
                                                   Number)

                                 6355
       (Primary Standard Industrial Classification Code Number)


                           125 High Street
                     Boston, Massachusetts  02110
               (Address of Principal Executive Office)


                   Bernard R. Beckerlegge, Esquire
              Senior Vice President and General Counsel
                            (617) 526-1610
      (Name, address, and telephone number of agent for service)

Approximate date of commencement of proposed sale to the public. As soon as practicable following effectiveness of this registration statement.


If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]
=========================================================================
                   CALCULATION OF REGISTRATION FEE

Title of          Amount      Proposed       Proposed       Amount
Each Class             to be       Maximum        Maximum        of
of                Registered1 Offering       Aggregate      Registration
Securities                         Price Per      Offering       Fee
to be                              Unit1               Price2
Registered
Deferred Group                               $300,000,000   $90,9093
and Individual
Annuity
Contracts and
Participating
Interests therein

1The amount being registered and the proposed maximum offering price per unit is not applicable in that these contracts are not issued in the predetermined amount or units.

2The maximum aggregate offering price is estimated solely for the purpose of determining the registration fee.

3$100 paid with initial registration.

                   KEYPORT LIFE INSURANCE COMPANY
                  Cross Reference Sheet Pursuant to
                     Regulation S-K, Item 501(b)

Form S-1 Item Number and Caption             Heading in Prospectus

1.   Forepart of the Registration
     Statement and Outside Front
     Cover Page of Prospectus                Outside Front Cover Page
2.   Inside Front and Outside Back
     Cover Pages of Prospectus                    Inside Front Cover
3.   Summary Information, Risk
     Factors and Ratio of Earnings
     to Fixed Charges                        Summary; Accumulation
                                             Period
4.   Use of Proceeds                              Investments by Keyport
5.   Determination of Offering Price         Description of Contracts
                                             and Certificates
6.   Dilution                                Not Applicable
7.   Selling Security Holders                Not Applicable
8.   Plan of Distribution                         Distribution of Certificate
9.   Description of Securities to
     be Registered                           Description of Contracts
                                             and Certificates
10.  Interests of Named Experts
     and Counsel                             Experts; Legal Matters
11.  Information with Respect to
     the Registrant                          The Company; Company
                                             Management; Executive
                                             Compensation; Compensation
                                             of Directors; Financial
                                             Statements; Legal
                                             Proceedings
12.  Disclosure of Commission
     Position on Indemnification for
     Securities Act Liabilities              See Part II, Item 17

                    GROUP AND INDIVIDUAL FLEXIBLE PREMIUM
                              ANNUITY CONTRACTS

                       Keyport Life Insurance Company
                     Executive & Administrative Offices
                125 High Street, Boston, Massachusetts 02110
                               (617) 526-1400

                                   SUMMARY


This Prospectus describes interests in group and individual deferred annuity contracts ("Contract(s)") which are designed and offered by Keyport Life Insurance Company ("Keyport" or "Company") to provide retirement benefits for eligible individuals. Eligible individuals include persons who participate in certain trusts or certain plans established for eligible individuals and members of eligible groups. Eligible individuals may also include persons who collectively form a group of employees of an employer. As required by certain states, the Contract may be offered as an Individual Contract. The text that
follows and the Glossary of Special Terms at page    provide definitions of
the defined terms used in this Summary and throughout the Prospectus.


(This "SUMMARY" section continues on page 2.)

The Contract may be sold by or through banks or other depository institutions. The Contract and Certificates: are not insured by the FDIC; are not a deposit or other obligation of, or guaranteed by, the depository institution; and are subject to investment risks, including the possible loss of principal amount invested, as described below.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS PROSPECTUS SETS FORTH INFORMATION A PROSPECTIVE CONTRACT OWNER SHOULD KNOW BEFORE PURCHASING A CONTRACT. THIS PROSPECTUS SHOULD BE RETAINED FOR FURTHER REFERENCE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO PERSON IS AUTHORIZED BY KEYPORT TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THIS OFFERING AND, IF GIVEN OR MADE, SUCH UNAUTHORIZED INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON. SURRENDER OF THESE SECURITIES AT TIMES OTHER THAN THE END OF A TERM COULD RESULT IN THE RECEIPT OF LESS THAN THE CONTRACT OWNER'S PREMIUM PAYMENT(S).


                 The date of this Prospectus is May 1, 1997.

Allocated and Non-Allocated Certificates are issued under Group Contracts with Allocated Certificates, each individual's interest is separately accounted for in a specific account established for that individual. Each participant in a Non-Qualified plan and in certain Qualified Plans will be issued an Allocated Certificate evidencing interest in an Allocated Contract and will have a 100% vested interest in all values credited to the participant's Account. Under certain Certificates issued with respect to Qualified Plans ("Non-Allocated Certificates"), however, a participant's interest may be vested in the Plan in which they are participating rather than in a Certificate. In such cases, the Certificate will usually be owned by the Trustee(s) of the Plan, and a single Account will be established and held on behalf of all participants in the Plan on a non-allocated basis. Each Account is further accounted for by establishing Sub-Accounts.

Unless otherwise noted or the context so requires, all references to "Certificates" include Group Contracts, Allocated and Non-Allocated Certificates, Certificates issued thereunder, and Individual Contracts.

An Initial Premium of at least $5,000 per Certificate Owner's Account must accompany the Certificate application or the Enrollment Form for a participant under an Allocated Certificate. An Initial Premium of $500,000 or more requires Keyport's approval. No premium needs to accompany the Group Contract Application. The Initial Premium is the only premium payment required with respect to a particular Certificate. An Index Sub-Account may be established with a minimum premium payment, transfer, or Indexed Value upon renewal of $1,000. Eligible individuals may make Subsequent Premium payments unless the payment will be made within 10 years of the Income Date. The minimum Subsequent Premium is $1,000; the maximum is $100,000. (See "Enrollment Forms and Premium Payments", page ___.)


Premium payments credited to a Certificate Owner's Account become part of the General Account assets of Keyport. Keyport owns its General Account assets, and generally intends to invest these payment amounts in U.S. Government securities and certain commercial debt securities having maturities generally matching the applicable Terms. Keyport may also invest a portion of its assets in various instruments, including equity options, futures, forwards, and other instruments based on the S&P Index to hedge its obligations with respect to Index Sub-Accounts. Keyport may also buy and sell interest rate swaps and caps, Treasury bond futures, and similar instruments to hedge its exposure to changes in interest rates. (See "Investments by Keyport", page ___)

Initial Premium and Subsequent Premium payments may be allocated to two types of Sub-Accounts; an Interest Sub-Account, and an Index Sub-Account(s) of varying durations ("Terms"). The Sub-Accounts are the method used to keep track of a Certificate Owner's values accrued through the crediting of a declared interest rate on an Interest Sub-Account, or accrued through the application of Index Increases or Index Decreases, and End-of-Term Adjustments on an Index Sub-Account. A Certificate Owner may establish only one Interest Sub-Account to which all premium payments and transfers may be allocated. A Certificate Owner may establish multiple Index Sub-Accounts because each premium payment and transfer that is allocated to an Index Sub-Account establishes a new Index Sub-Account.

Interest Sub-Account

Interest is credited to an Interest Sub-Account at an interest rate declared (the "Declared Rate") on the first day of each calendar month and guaranteed for that month. The Declared Rate will never be less than an effective annual rate of 3%. An Interest Sub-Account has an Accumulated Value and a Surrender Value which are used to determine death benefits, transfer and surrender amounts, and annuity values. (See "Interest Sub-Account", page___.)

Index Sub-Account

Index Sub-Accounts have both an Indexed Value and a Surrender Value.
Interest credited to the Indexed Value ("Index Increases") or decreases in Indexed Value ("Index Decreases") may be subject to a minimum ("Floor") and a maximum ("Cap"). As long as the Floor is zero or greater, there will never be any Index Decreases. Index Increases or Index Decreases are calculated by reference to Guaranteed Interest Rate Factors, set and guaranteed at the beginning of the Term for the duration of the Term, which are applied to changes in the Standard & Poor's 500 Composite Stock Price Index ("S&P Index") using a formula set forth in the Certificate.

If the publication of the S&P Index is discontinued or the calculation of the S&P Index is changed substantially, Keyport will substitute a suitable index.

Index Increases, if any, are based on a percentage (Participation Rate) of the percentage increase in the S&P Index since the beginning of the Term. Index Increases are calculated and credited proportionately over the selected Term on each Index Sub-Account Anniversary. The total Index Increases that may be applied to an Index Sub-Account during a Term are subject to a Cap and Floor, both of which are set and guaranteed at the beginning of the Term. (See "Index Sub-Account", page ___.)

If there is no Floor or the Floor is less than zero, and the S&P Index at the first Sub-Account Anniversary is less than it was at the beginning of the Term, an Index Decrease is applied to the Indexed Value of the Sub-Account. If there is no Floor or the Floor is less than zero, and the S&P Index at the first Sub-Account Anniversary is equal to or higher than it was at the beginning of the Term, an Index Decrease will never be applied to the Indexed Value during that Term. Index Decreases are calculated using the same formula as Index Increases except that the Floor may limit the amount of any decrease. The Participation Rate determines the percentage of the decrease which is applied to the Indexed Value and that decrease is applied proportionately over the selected Term. If there are subsequent Index Increases, those increases are first offset by the amount of the Index Decrease applied on each Sub-Account Anniversary. If on a subsequent Sub-Account Anniversary the S&P Index value exceeds the S&P Index value at the beginning of the Term, Index Decreases are no longer proportionately applied to the Indexed Value over the remaining Term and only Index Increases are credited going forward.

The amount of Index Increases credited to an Index Sub-Account may be more or less than the amount of interest credited to an Interest Sub-Account.

Index Sub-Accounts also provide for a minimum value called the Surrender Value to be used in certain circumstances instead of the Indexed Value to calculate benefits. The Surrender Value of each Index Sub-Account in its initial Term is equal to: 90% of the premium payment allocated to that Index Sub-Account or 100% of the amount transferred (See "Transfers", page ___); plus any Sub-Account Anniversary Adjustment in Surrender Value (as described below); less any partial surrender. Interest is credited to the net amount at an annual effective guaranteed rate of 3% per year. On each Sub-Account Anniversary, additional interest, i.e., a "Sub-Account Anniversary Adjustment in Surrender Value", is credited to an Index Sub-Account's Surrender Value, so that the total interest credited to the Surrender Value during a Term will at least be equal to the Index Increases credited to that Index Sub-Account.

The amount used to calculate death benefits, surrender amounts, and annuity values of an Index Sub-Account will never be less than the Surrender Value. If at the end of a Sub-Account Term the Indexed Value is less than the Surrender Value of that Sub-Account, Keyport will credit interest to the Sub-Account's Indexed Value so that it equals the Surrender Value. (See "Surrender Value", page ___, "Index Sub-Accounts," page __.)

Initial and subsequent Terms of one to ten years may be available. Keyport may discontinue offering Terms of certain durations or offer Terms of other durations from time to time. The Terms offered for Initial Terms may differ from the Terms available upon renewal. The Guaranteed Interest Rate Factors declared by Keyport may vary depending on the duration of the Term. Keyport should be contacted to determine the Terms currently being offered.

Factors in Determining the Declared Rate And Guaranteed Interest Rate Factors

The level of the Declared Rate for an Interest Sub-Account and the Guaranteed Interest Rate Factors for Index Sub-Accounts set by Keyport will depend on a variety of factors, including the interest rates generally available on the types of instruments in which Keyport will invest Certificate Owners' premium payments, the duration of the Term, regulatory and tax requirements, sales commissions and expenses borne by Keyport, general economic trends, and competitive factors.

Risk

IF THERE IS NO FLOOR OR THE FLOOR IS LESS THAN ZERO AND THE S&P INDEX AT THE FIRST SUB-ACCOUNT ANNIVERSARY IS LESS THAN IT WAS AT THE BEGINNING OF THE TERM, THE INDEXED VALUE OF AN INDEX SUB-ACCOUNT AT THE END OF THE FIRST YEAR COULD BE LESS THAN PREMIUM. THEREAFTER, INCREASES IN THE S&P INDEX WILL PRODUCE INDEX INCREASES THAT ARE FIRST USED TO OFFSET ANY PRIOR INDEX DECREASES AT ANY ONE OR ALL SUB-ACCOUNT ANNIVERSARIES. (SEE "APPENDIX A", ILLUSTRATION NO. 3)

Any payment or benefit, interest at the Declared Rate, and Index Increases credited to Certificate Owner's Sub-Accounts are based on guarantees made by Keyport. The initial and subsequent Declared Rate and Guaranteed Interest Rate Factors apply to the original principal sum and reinvested earnings.

A partial surrender made during a Term will result in the loss of that portion of previously calculated, but not credited, Index Increases attributable to the amount surrendered, because Index Increases are credited and vested over the duration of the Term.

KEYPORT'S MANAGEMENT MAKES THE FINAL DETERMINATION AS TO DECLARED RATE AND GUARANTEED INTEREST RATE FACTORS TO BE DECLARED. KEYPORT CANNOT PREDICT OR GUARANTEE FUTURE RATES AND FACTORS.

Renewal of Terms

At the end of each Index Sub-Account Term, a subsequent Term of the same duration will begin subject to the new Term's Guaranteed Interest Rate Factors. However, within the thirty (30) day period before the end of the Term, the Certificate Owner may instruct Keyport otherwise. The Certificate Owner will have the opportunity to transfer the Indexed Value to an Interest Sub-Account or choose an Index Sub-Account that has a Term of any duration then offered (See "Renewal Terms", page ___) except that no renewal will be allowed into a Term that extends beyond the Income Date or the maximum date allowed following the death of the Certificate Owner, Joint Owner, or Annuitant where the Certificate Owner is a non natural person. (See "Death Provisions", page___.)

Surrenders:  Partial or Total

Subject to certain restrictions, partial and total surrenders of a Certificate Owner Account are permitted.

PARTIAL SURRENDERS ARE NOT ALLOWED IF YOU HAVE CHOSEN AN INDEX SUB-ACCOUNT AND THE CERTIFICATE IS ISSUED UNDER A CORPORATE OR KEOGH QUALIFIED PLAN THAT IS ESTABLISHED PURSUANT TO THE PROVISIONS OF SECTION 401 OF THE INTERNAL REVENUE CODE.

The minimum partial surrender amount is $250. After a partial surrender, there must be at least $4,000 Combined Surrender Value remaining in the Certificate. Each Index Sub-Account must maintain a minimum balance of $1,000 Surrender Value. There is no minimum balance for an Interest Sub-Account.

Transfers

Any portion of the values of an Interest Sub-Account may be transferred to establish a new Index Sub-Account at any time before the Income Date. The minimum amount that may be transferred from an Interest Sub-Account to an Index Sub-Account is $1,000.

The values of an Index Sub-Account may be transferred to an Interest Sub-Account only at the end of the Index Sub-Account's Term. (See "Transfer of Values", page ___.)

Deferral of Payment

Keyport may defer payment of any partial or total surrender for a period not exceeding six (6) months from the date of receipt of a request for surrender or for the period permitted by state insurance law, if less. A deferral of payment for a period greater than thirty (30) days would occur only under highly unusual circumstances. (See "Surrender Procedures", page ___).

Annuity Period

On the Income Date, Keyport will pay the designated Annuitant a series of annuity payments under an Annuity Option. The Annuity Option selected determines the timing and basis of the annuity payments. (See "Annuity Payment Provisions", page ___.)

Death Benefit

The Certificate provides for a death benefit if the Certificate Owner dies before the Income Date or if the Annuitant dies before the Income Date and the Certificate Owner is not a natural person. Within ninety (90) days of the date of such death, the Designated Beneficiary may surrender the Certificate to Keyport for the sum of the Accumulated Value of an Interest Sub-Account, if any, plus the greater of: (a) the Indexed Value as adjusted for any proportionate credit for prior Index Increases and any partial surrenders (see "Death Provisions", page ___) or (b) the Surrender Value, for all Index Sub-Accounts, if any. If the Floor is greater than zero, (a) is the Indexed Value as of date of death less any subsequent partial surrenders.

For surrenders more than ninety (90) days after the date of death and for surrenders following the death of a Joint Certificate Owner, the Surrender Value of the Interest and Index Sub-Account(s), will be payable instead.

Premium Taxes

Keyport deducts the amount of any premium taxes levied by any State or governmental entity when the premium tax is actually paid, unless Keyport elects to defer such deduction until the time of surrender or the Income Date. It is not possible to describe precisely the amount of premium tax payable on any transaction. Such premium taxes depend, among other things, on the type of Certificate (Qualified or Non-Qualified), on the state of residence of the Certificate Owner or participant, the state of residence of the Annuitant, the status of Keyport within such states, and the insurance tax laws of such states. Currently such premium taxes range from 0% - 5.0%.
For a schedule of such taxes, see Appendix C, at page    of this Prospectus.

Annual Reports to Certificate Owners

At least once each Certificate Year, Keyport sends each Certificate Owner a report showing for each Sub-Account with values at any time during the year, the following values:

          i) for an Interest Sub-Account, the Surrender Value and Accumulated Value at the beginning and end of the Certificate Year; the amount of any surrenders, transfers, and interest credits during the Certificate Year; and any premium payments allocated to an Interest Sub-Account during the Certificate Year.

          (ii) for each Index Sub-Account, the Surrender Value and Indexed Value at the beginning and end of the Certificate Year; the amount of any surrenders during the year; the S&P Index value as of the most recent Sub-Account Anniversary and the Index Increase or Index Decrease, if any, during the Certificate Year.

                              TABLE OF CONTENTS

SUMMARY
GLOSSARY OF SPECIAL TERMS
DESCRIPTION OF CONTRACTS AND CERTIFICATES
A. Ownership
B. Enrollment Form and Premium Payments
C. Accumulation Period
     1.   General
     2.   Interest Sub-Account
     3.   Index Sub-Accounts
     4.   Risk Considerations
     5.   Surrenders
     6.   Dollar Cost Averaging Programs . . . . . . . . . . .
     7.   Transfer of Values
     8.   Premium Taxes
     9.   Death Provisions
D. Annuity Payment Provisions . . . . . . . . . . . . . . . . . .
     1.   Annuity Benefits
     2.   The Income Date and Form of Annuity
     3.   Change of Annuity Option
     4.   Annuity Options
     5.   Frequency and Amount of Payments
     6.   Proof of Age, Sex, and Survival of Annuitant
INVESTMENTS BY KEYPORT
AMENDMENT OF CERTIFICATE
ASSIGNMENT OF CERTIFICATE
DISTRIBUTION OF CERTIFICATE
TAX CONSIDERATIONS
A.   General
B.   Taxation of Keyport
C.   Taxation of Annuities in General
     1.   General
     2.   Surrender, Assignments, and Gifts
     3.   Annuity Payments
     4.   Penalty Tax
     5.   Income Tax Withholding
     6.   Section 1035 Exchanges
D.   Qualified Plans
     1.   Tax-Sheltered Annuities
     2.   Individual Retirement Annuities
     3.   Corporate Pension and Profit-Sharing Plans

                                                             Page
THE COMPANY
A.   Business

1.  General......................................................
2.  Recent Developments.........................................

B.  Selected Financial Data......................................
C.  Management's Discussion and
     Analysis of Results of Operations
     and Financial Condition....................................

1.  Results of Operations.......................................
2.  Financial Condition.........................................
3.  Investment Management.......................................
4.  Liquidity...................................................
5.  Effects of Inflation........................................
D.  General Account Investments.................................
E.  Competition.................................................
F.  Employees...................................................
G.  Regulation..................................................

COMPANY MANAGEMENT..............................................

EXECUTIVE COMPENSATION TABLES AND INFORMATION...................

LEGAL PROCEEDINGS...............................................
EXPERTS.........................................................

CHANGE IN ACCOUNTANTS...........................................

LEGAL MATTERS...................................................
FINANCIAL STATEMENTS............................................
APPENDIX A (FORMULA FOR INDEX INCREASES
AND/OR DECREASES, AND ILLUSTRATION OF INDEX
INCREASES AND INDEX DECREASES)
APPENDIX B (CALCULATION OF THE DEATH BENEFIT)
APPENDIX C (SCHEDULE OF STATE PREMIUM TAXES)
APPENDIX D (TELEPHONE INSTRUCTIONS)

                          GLOSSARY OF SPECIAL TERMS

The following terms in this Prospectus have the indicated meanings:

Accumulated Value The value of an Interest Sub-Account, equal to all allocations or transfers to an Interest Sub-Account, less all amounts transferred or surrendered from an Interest Sub-Account, plus all interest credited to an Interest Sub-Account. (See "Interest Sub-Account").


Allocated Certificate A Certificate under which amounts are allocated or credited to the account of one individual participant.


Annuitant The natural person upon whose life annuity payments are based and to whom any annuity payments will be made starting on the Income Date.

Annuity Options Options available for annuity payments.

Cap The maximum percentage by which the Indexed Value of an Index Sub-Account may increase during a single Term.


Certificate The document issued to each Certificate Owner evidencing his or her interest in the Group Annuity Contract. The term Certificate also includes any Group Contract and any Individual Contract, unless the context requires otherwise.


Certificate Anniversary, Certificate Year A continuous twelve-month period commencing on the Certificate Date and each anniversary thereof.

Certificate Date The date a Certificate is issued and the Certificate Owner's rights and benefits begin.

Certificate Owner Such person, persons, or entity who are entitled to the ownership rights stated in the Certificate and in whose name(s) the Certificate is issued.

Certificate Owner Account The Account established under a Certificate for all of the values attributable to a Certificate Owner and accounted for separately by Certificate Owner Sub-Accounts.

Certificate Owner Sub-Account The accounting method used to value and maintain records of each Certificate Owner's values under a Certificate. Interest and/or Index Sub-Account(s) are established by Keyport for a Certificate Owner under which the Initial Premium and any Subsequent Premium paid by or on behalf of a Certificate Owner or transfers are recorded.


Contract Owner The person, persons, or entity entitled to the ownership rights stated in a Group or Individual Contract and in whose name(s) the Contract is issued.


Designated Beneficiary The person who may be entitled to receive benefits following the death of the Annuitant, the Certificate Owner, or the Joint Certificate Owner. The Designated Beneficiary will be the first person among the following who is alive on the date of death: Certificate Owner, Joint Certificate Owner, Primary Beneficiary, Contingent Beneficiary, and, otherwise, the Certificate Owner's estate. If the Certificate Owner and Joint Certificate Owner are both alive, they will together constitute the Designated Beneficiary.


Enrollment Form A document signed by a participant that serves as his or her application for participation under an Allocated Certificate.


Floor If the Floor is a positive number or zero, it represents the minimum percentage by which the Indexed Value of an Index Sub-Account may increase during a single Term. If the Floor is a negative number or there is no Floor, it represents the maximum percentage by which the Indexed Value of an Index Sub-Account may decrease during a single Term.

General Account Keyport's general investment account which contains all of Keyport's assets, except those in separate accounts.

Declared Rate The rate of interest declared and guaranteed by Keyport at the beginning of each calendar month which is used to calculate the interest to be credited to an Interest Sub-Account.

Guaranteed Interest Rate The rate of interest which when compounded will equal an annual rate of 3%.

Guaranteed Interest Rate Factors The Participation Rate, Cap, and Floor, which are set and guaranteed by Keyport at the beginning of each Term of an Index Sub-Account and used to calculate Index Increases and Index Decreases under a formula set forth in the Certificate and described in Appendix A.

Income Date The date on which annuity payments to an Annuitant are to begin. The Income Date is the Annuitant's 90th birthday unless state law requires an earlier date.

Income Value The sum under a Certificate of the Accumulated Value for an Interest Sub-Account and the Indexed Value in each Index Sub-Account on the Income Date.

Index Decrease A negative adjustment of Indexed Value which is calculated using the Guaranteed Interest Rate Factors as applied to percentage changes in the S&P Index. This can only occur if there is no Floor or the Floor is less than zero and the S&P Index value on the first Sub-Account Anniversary of a Term is lower than it was at the beginning of the Term.

Index Increase Interest credited to an Index Sub-Account, which is calculated using the Guaranteed Interest Rate Factors as applied to percentage changes in the S&P Index.

Index Sub-Account A Certificate Owner Sub-Account to which Keyport applies Index Increases and Index Decreases.

Indexed Value The value of an Index Sub-Account, equal to all allocations, transfers from the Interest Sub-Account to establish the Index Sub-Account, or renewals of that Index Sub-Account, plus all Index Increases credited to the Index Sub-Account, or less Index Decreases if the Floor is less than zero or there is no Floor, plus any End-Of-Term Adjustments, less all amounts surrendered from the Index Sub-Account.

Individual Certificate A Certificate issued to a natural person or a trustee as Certificate Owner.

In Force The status of a Certificate before the Income Date, so long as it is not totally surrendered and there has not been a death of the Annuitant or any Certificate Owner that would cause the Certificate to end within, at most, five (5) years from the date of death.

Initial Premium The premium payment which must be submitted with the application for a Certificate.

Interest Sub-Account The Certificate Owner Sub-Account to which Keyport credits interest based on a monthly declared and guaranteed rate of interest. Each Certificate Owner has one Interest Sub-Account.

Joint Certificate Owner Any person designated by the Certificate Owner jointly to possess rights in the Certificate Owner Account. Keyport requires that the Certificate Owner and any Joint Certificate Owner act together.


Non-Allocated Certificate A Certificate under which a single account is established on behalf of all participants in a particular plan of an employer or other eligible entity on a non-allocated basis.


Non-Qualified Certificate Any Certificate that is not issued under a Qualified Plan.

Office Keyport's executive office, which is at 125 High Street, Boston, Massachusetts 02110.

Participation Rate The percentage of the percentage increase or decrease in the S&P Index used in the formula to calculate Index Increases or Index Decreases.

Qualified Certificate Any Certificate issued under a Qualified Plan.

Qualified Plan A retirement plan established pursuant to the provisions of Sections 401, 403 and 408 of the Internal Revenue Code of 1986, as amended, and HR-10 Plans for self-employed persons.

S&P Index Standard & Poor's 500 Composite Stock Price Index, also referred to as the "S&P 500 Index" and "S&P 500" which is used to calculate Index Increases and Index Decreases.

Sub-Account Year, Sub-Account Anniversary A continuous twelve-month period commencing on the date that an Index Sub-Account is opened by allocation, transfer, or renewal and each anniversary thereof, including the end of any applicable Term of an Index Sub-Account.

Subsequent Premium Any premium payment made after the Initial Premium is submitted.

Surrender Value The guaranteed minimum value of each Sub-Account, calculated as described in this Prospectus. The Surrender Values of an Interest Sub-Account and Index Sub-Accounts are calculated separately by differing formulas. The sum of the Surrender Values in an Interest Sub-Account and the Index Sub-Account(s) is referred to as the Combined Surrender Value.

Term The period for which Guaranteed Interest Rate Factors are used to calculate Index Increases or Index Decreases for an Index Sub-Account. Terms may be selected by a Certificate Owner from among those offered by Keyport.

Written Request A written request in a form satisfactory to Keyport, signed by the Certificate Owner, and received at Keyport's Office.

                  DESCRIPTION OF CONTRACTS AND CERTIFICATES

A.   OWNERSHIP


The Certificate Owner is the individual or legal entity that has the power to exercise the rights of an owner under the Certificate. The Certificate Owner is the person or entity designated in the application for a Certificate or the individual so designated in the Enrollment Form for an Allocated Certificate.


The Certificate Owner may exercise all rights summarized in the Certificate. Joint Certificate Owners are permitted but not contingent Certificate Owners. Prior to the Income Date, the Certificate Owner together with any Joint Certificate Owner may, by Written Request, change the Certificate Owner, Joint Certificate Owner, Beneficiary, Contingent Beneficiary, Contingent Annuitant, or in certain instances, the Annuitant. An irrevocably-named person may be changed only with the written consent of such person.

Because a change of Certificate Owner by means of a gift (i.e., a transfer without full and adequate consideration) may be a taxable event, a Certificate Owner should consult a competent tax advisor as to the tax consequences resulting from such a transfer.

Any Qualified Certificate may have limitations on transfer of ownership. A Certificate Owner should consult a competent tax advisor as to the tax consequences resulting from such a transfer.

B.   ENROLLMENT FORM AND PREMIUM PAYMENTS

The Initial Premium is due on the Certificate Date. The Initial Premium may not be less than $5,000. There is a maximum of $500,000 for the Initial Premium. Payments of $500,000 or more require Keyport approval. Certificate Owners may purchase multiple Certificates, although Keyport reserves the right to limit the total premiums paid on multiple Certificates with respect to any one Certificate Owner. Keyport may reject any premium payment.

The Initial Premium is credited to a Certificate Owner Account, which is established on the date of receipt of a properly completed application or Enrollment Form along with the required premium payment. Keyport will issue a Certificate and confirm the receipt of the Initial Premium in writing. If the Certificate is issued on a Non-Allocated basis, a single Certificate Owner's Account is opened for the Certificate Owner. A Certificate Owner Account starts earning interest on the day following the date the Certificate Owner account is established on his or her behalf. A Certificate Owner may choose to allocate the Initial Premium to an Interest Sub-Account and/or one or more Index Sub-Accounts, as described below.

In the event Keyport determines that an application or Enrollment Form is not properly completed, Keyport will attempt to contact the Certificate Owner by letter or telephone to obtain the information necessary to complete the form.

Keyport will return the Initial Premium and any improperly completed application or Enrollment Form, along with the corresponding premium payment, which cannot be properly completed within three weeks of its receipt.


Keyport will permit others to act on behalf of an applicant in certain instances, including the following two examples. First, Keyport will accept an application for a Certificate that contains a signature signed under a power of attorney, if a copy of that power of attorney is submitted with the application. Second, Keyport will issue a Certificate that is replacing an existing life insurance or annuity policy that was issued by either Keyport or an affiliated company without having previously received a signed application from the applicant. Certain dealers or other authorized persons such as employers and Qualified Plan fiduciaries will inform Keyport of an applicant's answers to the questions in the application by telephone or by order ticket and cause the Initial Premium to be paid to Keyport. If the information is in good order, Keyport will issue the Certificate with a copy of an application completed with that information. The Certificate will be delivered to the Certificate Owner with a letter from Keyport that will give the Certificate Owner an opportunity to respond to Keyport if any of the application information is incorrect. Alternatively, Keyport's letter may request the Certificate Owner to confirm the correctness of the information by signing either a copy of the application or a Certificate delivery receipt that ratifies the application in all respects. (In either case, a copy of the signed document would be returned to Keyport for its permanent records.) All purchases are confirmed, in writing, to the applicant by Keyport. Keyport's liability extends only to purchases so confirmed.


Eligible individuals may make Subsequent Premium payments; the minimum and maximum of which are $1,000 and $100,000 respectively. Subsequent Premium Payments may not be made after the first Certificate Year if the Annuitant's age is within 10 years of the Income Date. Subsequent Premium will be allocated to Sub-Accounts based on the Certificate Owner's instructions. In the absence of instruction, the Subsequent Premium will be added to an Interest Sub-Account.

C.   ACCUMULATION PERIOD

     1.   General

This Certificate consists of a series of Sub-Accounts, including a single Interest Sub-Account and multiple Index Sub-Accounts. A new Index Sub-Account is created every time a premium payment is allocated or a transfer is made to establish a new Index Sub-Account. All benefits under this Certificate are calculated by first calculating the appropriate value of each Sub-Account and then aggregating all Sub-Account values to get the values of a Certificate Owner Account.

Amounts allocated to an Interest Sub-Account will earn interest and amounts allocated to an Index Sub-Account may earn Index Increases.

     2.   Interest Sub-Account

Any amount allocated to an Interest Sub-Account will earn interest at a rate calculated and credited daily based on the Declared Rate. The Declared Rate is an annual effective interest rate that will be credited when daily interest credits have compounded for a full year. The Declared Rate is set by Keyport on the first business day of each calendar month and is guaranteed for that month. The Declared Rate will never be less than a rate which when compounded will equal a 3% annual rate. Thus, the Declared Rate has a guaranteed component and may include interest in excess of the guaranteed component.

The determination of the Declared Rate will be reflective of interest rates generally available on the types of investments in which Keyport intends to invest the proceeds attributable to Certificate Owner Interest Sub-Accounts. (See "Investments by Keyport".) In addition, Keyport's management may consider various other factors in determining Declared Rates for a given period, including regulatory and tax requirements, sales commissions and administrative expenses borne by Keyport, general economic trends, and competitive factors. KEYPORT'S MANAGEMENT WILL MAKE THE FINAL DETERMINATION AS TO THE DECLARED RATE.

An Interest Sub-Account will have an Accumulated Value and a Surrender Value.

The Accumulated Value is equal to the Initial and Subsequent Premiums allocated to an Interest Sub-Account plus any transfers to an Interest Sub-Account, less amounts transferred or surrendered from an Interest Sub-Account. Interest at the Declared Rate is credited to this net amount.

The Accumulated Value is available only during three time periods. First, as a surrender payable if all or part of an Interest Sub-Account is surrendered within the first 5 days of any calendar month. Second, as a Death Benefit that is payable if the Certificate is surrendered within 90 days after the date of certain deaths. Third, as a value applied on the Income Date to determine the amount of income payments. At all other times, the Surrender Value is available while the Certificate is In Force.

The Surrender Value at any time is equal to 90% of the Initial and Subsequent Premiums allocated to an Interest Sub-Account plus any Surrender Values transferred to this Sub-Account from any Index Sub-Account less Surrender Values transferred or surrendered from this Sub-Account. Interest, both guaranteed and excess, is credited to this net amount.

Guaranteed interest is credited daily at a rate which when compounded will equal a 3% annual rate.

Excess interest is the excess, if any, of interest credited to the Accumulated Value over interest credited to the Surrender Value from the last date of excess interest credits to the current date. Excess interest is added on the first of each calendar month plus on any date of a transfer or surrender from this Sub-Account.

On each Certificate Anniversary within 10 years of the Income Date, if the Accumulated Value exceeds the Surrender Value, then the Surrender Value will be increased by 1% of the Accumulated Value, but not to an amount greater than the Accumulated Value.

     3. Index Sub-Accounts

Multiple Index Sub-Accounts may be open at any time. Each Index Sub-Account that is open will have its own Term, Participation Rate, Cap, Floor and values. All of the descriptions below are for a single Index Sub-Account. All activities that are described herein relate to activities within a specific Index Sub-Account (i.e., a partial surrender describes a partial surrender from a particular Index Sub-Account).

An Index Sub-Account will have an Indexed Value and a Surrender Value. The Indexed Value is available only during three time periods. First, as a surrender payable if the Index Sub-Account is surrendered within 45 days after the end of its Term. Second, as a Death Benefit that is payable if the Certificate is surrendered within 90 days after the date of certain deaths. Third, as an amount applied on the Income Date to determine the amount of income payments. At all other times, the Surrender Value is available while the Certificate is In Force.

The Indexed Value is equal to the premium payment allocated to or the Accumulated Value transferred to the Index Sub-Account, plus or minus any Index Increase or Index Decrease, plus End-Of-Term Adjustments less any partial surrenders.

Index Increases are determined on each Sub-Account Anniversary using the S&P Index and the Participation Rate, Floor and Cap. This calculation may result in an Index Decrease only if there is a reduction in the S&P Index on the first Sub-Account Anniversary of a Term and there is no Floor or the Floor is less than zero. Any Index Increase or Index Decrease will be proportionately spread over the remainder of the Term (See "Appendix A").

Keyport will calculate and apply Index Increases and Index Decreases to a Sub-Account at each Sub-Account Anniversary after the start of a Term. The Certificate contains a formula for using the S&P Index and the Guaranteed Interest Rate Factors established at the beginning of the Term to calculate the Index Increases and Index Decreases on each Sub-Account Anniversary in the Term. All Index Increases and Index Decreases are applied to the Sub-Account proportionately over the entire Term. Thus, an Index Increase or Index Decrease attributable to the first year in a five year Term will be applied over the first to fifth years in equal amounts. (See "Appendix A", Illustration 1-6), except that following an Index Decrease, if the S&P Index on any subsequent Sub-Account Anniversary in a Term, exceeds the S&P Index at the beginning of the Term, Index Decreases will no longer be applied.

The first part of the formula calculates the proportionate credit for any increase in the S&P Index from its prior highest Sub-Account Anniversary value to its new highest value on the current Sub-Account Anniversary. The second part determines the proportionate credit for any change in the S&P Index occurring on a prior Sub-Account Anniversary(ies). The second part is always zero on the first Sub-Account Anniversary in a Term.

THIS SECTION APPLIES IF THE FLOOR IS ZERO OR GREATER

At the first Sub-Account Anniversary of a Term, the Index Increase, if any, is calculated by multiplying, (i) the Participation Rate by (ii) the change in the S&P Index from the beginning of the Term to the first Sub-Account Anniversary divided by its beginning of Term value. The result is then divided by the number of years in the Term. This percentage is then multiplied by the smaller of the Indexed Value at the beginning of the Term and the Indexed Value (prior to the crediting of any Index Increases) on the first Sub-Account Anniversary.

After the first Sub-Account Anniversary in any Term;

Part one is calculated as follows:

Multiply, (i) the Participation Rate by (ii) any increase in the S&P Index from its prior highest Sub-Account Anniversary value to its current highest Sub-Account Anniversary value divided by its beginning of Term value. The result is then multiplied by the ratio of the number of completed Sub-Account Years in the Term to the total number of Sub-Account Years in the Term. This percentage is then multiplied by the smaller of the Indexed Value at the beginning of the Term and the Indexed Value (prior to the crediting of any Index Increases) on any Sub-Account Anniversary in the Term.

Part two is calculated as follows:

Multiply, (i) the Participation Rate by (ii) the percentage change in the S&P Index since the beginning of the Term, calculated using the highest value attained by the S&P Index at any Sub-Account Anniversary during the Term excluding the value of the S&P Index at the beginning of the Term and on the current Sub-Account Anniversary. Divide the resulting percentage by the number of Sub-Account Years in the Term. This percentage is then multiplied by the smaller of the Indexed Value at the beginning of the Term and the Indexed Value (prior to the crediting of any Index Increases) on any Sub-Account Anniversary in the Term.

THIS SECTION APPLIES IF THERE IS NO FLOOR OR THE FLOOR IS LESS THAN ZERO

At the first Sub-Account Anniversary of a Term, the Index Increase or the Index Decrease is calculated by multiplying, (i) the Participation Rate by
(ii) the change in the S&P Index from the beginning of the Term to the first Sub-Account Anniversary, divided by its beginning of Term value. The result is then divided by the number of years in the Term. This percentage is then multiplied by the smaller of the Indexed Value at the beginning of the Term and the Indexed Value (prior to the crediting of any Index Increase or Index Decrease) on the first Sub-Account Anniversary.

If there is no decrease in the S&P Index on the first Sub-Account Anniversary of a Term, there will not be any Index Decreases during the Term.

After the first Sub-Account Anniversary, the following two-part calculation is used to determine any Index Increases and proportionately distribute the first year decrease, if any, and any subsequent increases over the remainder of the Term.

Part one is calculated as follows:

Multiply, (i) the Participation Rate by (ii) any increase in the S&P Index from its prior highest Sub-Account Anniversary value to its current highest Sub-Account Anniversary value divided by its beginning of Term value. The result is then multiplied by the ratio of the number of completed Sub-Account Years in the Term to the total number of Sub-Account Years in the Term. This percentage is then multiplied by the smaller of the Indexed Value at the beginning of the Term and the Indexed Value (prior to the crediting of any Index Increases) on any Sub-Account Anniversary in the Term.

Part two is calculated as follows:

Multiply, (i) the Participation Rate by (ii) the percentage change in the S&P Index since the beginning of the Term, calculated using the highest value attained by the S&P Index at any Sub-Account Anniversary during the Term excluding the value of the S&P Index at the beginning of the Term and on the current Sub-Account Anniversary. Divide the resulting percentage by the number of Sub-Account Years in the Term. This percentage is then multiplied by the smaller of the Indexed Value at the beginning of the Term and the Indexed Value (prior to the crediting of any Index Increases or Index Decreases) on any Sub-Account Anniversary in the Term.

THIS SECTION APPLIES IN ALL INSTANCES

Any Index Increases calculated above may be reduced if the Cap is applicable and increased if a Floor in excess of zero is applicable. Index Decreases may be reduced if a Floor is applicable. The sum of the two parts of the formula equals the total amount that is added to the Sub-Account Indexed Value. If the S&P Index on each Sub-Account Anniversary in a Term is less than the S&P Index at the beginning of the Term, there will not be any Index Increases credited during the Term, and there will be an Index Decrease if there is no Floor or the Floor is less than zero.

In the event the S&P Index increases on a Sub-Account Anniversary during a Term, the effect of this formula is to provide that, in the absence of any Index Decreases or any partial or total surrender during a Term, the total Index Increases, if any, credited to an Index Sub-Account during a Term will equal the Sub-Account Indexed Value at the beginning of the Term multiplied by a percentage (Participation Rate) of the percentage increase in the S&P Index since the beginning of the Term (subject to the Cap and the Floor), using the highest value attained by the S&P Index on any Sub-Account Anniversary in the Term, excluding the value of the S&P Index at the beginning of the Term and on the current Sub-Account Anniversary.

In the event the S&P Index value decreases on the first Sub-Account Anniversary of a Term, the effect of this formula is to provide that, in the absence of any subsequent Index Increases or any partial or total surrender during a Term, the total Index Decreases, if any, applied to an Index Sub-Account during a Term will equal the Indexed Value at the beginning of the Term multiplied by a percentage (Participation Rate) of the percentage decrease in the S&P Index since the beginning of the Term (subject to the Floor), using the value attained by the S&P Index on the first Sub-Account Anniversary of a Term.

Partial surrenders in excess of Index Increases or Index Decreases will reduce the amount of the Index Increases or Index Decreases credited after such surrender, but do not affect the portion of Index Increases or Index Decreases previously applied.

Total Index Increases credited to an Index Sub-Account may be more or less than the amount of interest credited to an Interest Sub-Account established at the same time, depending on the change in the S&P Index and the Guaranteed Interest Rate Factors over the course of the Term.

The formula may produce Index Increases or Index Decreases to the Indexed Value, or the Indexed Value may remain unchanged. Over time, the Indexed Value of an Index Sub-Account may be less than the Surrender Value of that same Index Sub-Account. In those circumstances, the Surrender Value is used to calculate any benefit payable under the Certificate. In addition, if at the end of a Term, the Indexed Value of an Index Sub-Account is less than the Surrender Value of that Sub-Account, Keyport will credit the Indexed Value with an End of Term Adjustment equal to the excess of the Surrender Value over the Indexed Value.

The Surrender Value of an Index Sub-Account at any time is equal to the initial Surrender Value plus any Sub-Account Anniversary Adjustments (defined below), less any partial surrenders. Interest is credited to the net amount at an annual effective rate of 3%.

A Sub-Account Anniversary Adjustment occurs when the Indexed Value and the Surrender Value are compared on each Sub-Account Anniversary. If (a) the Indexed Value exceeds the Surrender Value and (b) the total to date of all Index Increases or Index Decreases applied during the Term exceed "all increases in the Surrender Value during the Term", then the Surrender Value will be increased by the difference between the two amounts in (b). "All increases in the Surrender Value during the Term" equal the total to date during the Term of all prior Sub-Account Anniversary Adjustments to the Surrender Value and all interest credited to the Surrender Value (the interest for each Sub-Account equals: the Surrender Value at the end of the Sub-Account year plus the amount of any partial surrender(s) during the Sub-Account year, less the Surrender Value at the start of the Sub-Account year).

After the above adjustment, on each Sub-Account Anniversary within 10 years of the Income Date, if the Indexed Value exceeds the Surrender Value, then the Surrender Value will be increased by the lesser of (a) and (b), where:

          (a) is 1% of the Indexed Value multiplied by the number of elapsed Sub-Account Anniversaries within this 10-year period, less any prior increases that were made pursuant to this provision; and

          (b)  is the difference between the Indexed Value and the Surrender
          Value.

The initial Surrender Value of an Index Sub-Account is equal to ninety percent (90%) of the premium allocated to the Index Sub-Account if opened by a premium payment, and one hundred percent (100%) of the Surrender Value transferred to the Index Sub-Account if opened by a transfer.

Currently the index is the Standard & Poor's 500 Composite Stock Price Index ("S&P Index"). The S&P Index is a widely accepted and broad measure of the performance of the major United States stock markets. The S&P Index is a market value weighted measure of changes in the prices of the underlying securities and does not reflect any stock dividend income on the underlying securities. "S&Pr", "S&P 500r", and "Standard & Poor's 500" are trademarks of The McGraw Hill Companies, Inc., and have been licensed for use by Keyport. The Certificate is not sponsored, endorsed, sold, or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of purchasing the Certificate.

If the publication of the S&P Index is discontinued, or the calculation of the S&P Index is changed substantially, Keyport will substitute a suitable index and notify the Certificate Owner.

The formula used to calculate Index Increases and Index Decreases and illustrative examples are set forth in Appendix A.

Renewal Terms. For Index Sub-Accounts, a new Term will begin automatically at the end of a Term, unless a Certificate Owner elects a total surrender. (See "Surrenders".) Prior to the end of each Term of each Index Sub-Account, Keyport will notify the Certificate Owner of the durations available for the next Terms. A Certificate Owner may choose from among the Terms offered by Keyport at that time. Keyport may discontinue offering Terms of certain durations currently available or offer Terms of different durations from time to time. The then available Guaranteed Interest Rate Factors may vary based on the duration of the Term selected and may differ from the rates currently available for new Certificates. The Certificate Owner may not select a Term for a period longer than the number of years remaining until the Income Date or beyond the maximum date allowed following the death of a Certificate
Owner, Joint Certificate Owner, or Annuitant, if the Owner is a non-natural person. If the selected Term exceeds these limits, Keyport will automatically transfer the value of the Index Sub-Account to the Interest Sub-Account.

The Indexed Value at the beginning of any subsequent Term will be equal to the value at the end of the previous Term. In the absence of any partial or total surrender or transfer (the effects of which are described below), the Indexed Value will earn and be credited with any Index Increases for each year in the subsequent Term, using the Guaranteed Interest Rate Factors established at the beginning of the subsequent Term selected by the Certificate Owner or established by default (as described above) in the absence of other instructions. The Surrender Value at the beginning of any subsequent Term will be equal in value to the Surrender Value at the end of the prior Term. The Indexed Value at the beginning of a new Term can be greater than or equal to, Surrender Value depending on Index Increases, Index Decreases, and surrenders during the prior Term. As a result, the initial Surrender Value for a new Term will be equal to or less than the initial Indexed Value for the new Term bearing the same relationship between indexed Value and Surrender as was determined at the end of the prior Term. For example, if the Surrender Value was 95% of the Indexed Value at the end of the prior Term, it will be 95% of the initial Indexed Value for the new Term. Absent any partial surrenders in the prior Term, the initial Surrender Value will never be less than 90% of the initial Indexed Value in the new Term.

Establishment of Guaranteed Interest Rate Factors. Guaranteed Interest Rate Factors for initial and renewal Terms will be established periodically. Keyport will declare Guaranteed Interest Rate Factors for the Term chosen at the time of the initial purchase or at the time of renewal. Differing Guaranteed Interest Rate Factors may be established for Terms of different durations. Keyport also may offer differing Guaranteed Interest Rate Factors for initial allocations, transfers, and renewal Terms.

Keyport has no specific formula for determining the Guaranteed Interest Rate Factors that it will declare in the future. KEYPORT'S MANAGEMENT WILL MAKE THE FINAL DETERMINATION AS TO GUARANTEED INTEREST RATE FACTORS TO BE DECLARED. KEYPORT CANNOT PREDICT OR GUARANTEE FUTURE GUARANTEED INTEREST RATE FACTORS.

Information on Renewal Rate Factors. A Certificate Owner is provided with a toll-free number to call to inquire about Guaranteed Interest Rate Factors for Terms then being offered. In addition, prior to the beginning of each subsequent Term, Keyport will notify the Certificate Owner in writing of the Terms available. Guaranteed Interest Rate Factors will be declared prior to renewal. At the end of any Term, a Certificate Owner has the opportunity to select any other duration of Term then being offered.

     4.   Risk Considerations

The interest rates and Index Increases credited to a Certificate Owner's Account are based on guarantees made by Keyport. The initial and subsequent Guaranteed Interest Rates and Guaranteed Interest Rate Factors apply to the original principal sum and reinvested earnings. The amount of any Index Increases credited to an Index Sub-Account may be more or less than the amount of interest credited to an Interest Sub-Account. Moreover, it is possible that an Index Decrease will be applied at each subsequent Index Sub-Account Anniversary after the first if the S&P Index does not exceed its beginning value on any subsequent Index Sub-Account Anniversary in a Term.
If the Floor established for a Term is less than zero, and the S&P Index is lower on the first Sub-Account Anniversary than it was at the beginning of the Term, it could result in an Indexed Value that is less than principal (i.e., premium payments).

     5.   Surrenders

          General.
A Certificate Owner may make a partial or total surrender of the Certificate Owner's Account at any time prior to the Income Date while the Certificate is In Force, subject to the conditions described below. Partial surrenders may be requested from any specified Sub-Account, either an Interest Sub-Account or any Index Sub-Account. Partial and total surrenders are not subject to a surrender charge. However, the values available for surrender may differ depending on the timing of the surrender. For example, in the Interest Sub-Account, the Accumulated Value is available during the first five (5) days of every month. At all other times, the Surrender Value is available. The available value in an Index Sub-Account during the first forty-five (45) days of a new Term is the greater of the Indexed Value and Surrender Value. After forty-five (45) days, only the Surrender Value is available.

     Partial Surrenders.
At any time prior to the Income Date, a Certificate Owner may make a Written Request for a partial surrender. Partial surrenders may only be made if:

     (i)  the surrender request is at least $250;
          (ii) the Surrender Value remaining in each Index Sub-Account after the partial surrender has been made is at least $1,000; and
          (iii) the Combined Surrender Value remaining in the Certificate after the partial surrender has been made is at least $4,000.

If after complying with a request for a partial surrender there would be insufficient value in the Certificate Owner Account to keep the Certificate In Force, Keyport will treat the request as a request to surrender only the excess amount over $4,000.

Notwithstanding the foregoing, Partial Surrenders are not allowed from the Index Sub-Account(s) if the Certificate is issued under a Corporate or Keogh Qualified Plan that is established pursuant to the provisions of Section 301 of the Internal Revenue Code.

     Surrender Procedures.
In the event the Certificate Owner does not specify from which Sub-Account(s) the partial surrender is to be taken, it will be withdrawn from Sub-Accounts in the following order: from the Interest Sub-Account; then from any Index Sub-Account where the Indexed Value is available, starting with the most recently established Index Sub-Account; then from any Index Sub-Account where the Indexed Value currently is not available, starting with the most recently established Index Sub-Account.

Keyport has established these default procedures with the goal of minimizing the adverse impact on Certificate Owners, but does not represent that the order of surrenders will necessarily be the most favorable sequence for any individual Certificate Owner. Factors such as the length of the Terms, timing of the partial surrender, the Guaranteed Interest Rate Factors, and the Indexed Value of each Sub-Account need to be evaluated by each Certificate Owner in determining the appropriate Sub-Account from which to take a partial surrender.

     Total Surrenders.
The Certificate Owner may make a Written Request for a total surrender. Surrendering the Certificate will end it. The Surrender Value will be determined as of the date Keyport receives the Written Request for surrender. Keyport will pay the Certificate Owner, as applicable, the Accumulated Value or Surrender Value of the Interest Sub-Account and the Indexed Value or Surrender Value of the Index Sub-Account(s), less a deduction for any premium taxes not previously paid. For any total surrender made after the first Certificate Year, the Certificate Owner may receive the values under an Annuity Option, rather than in a lump sum.

Keyport will, upon request, inform a Certificate Owner of the amount payable upon a partial or total surrender. Any partial or total surrender may be subject to tax and tax penalties. (See "Tax Considerations".)

Keyport may defer payment of any partial or total surrender for a period not exceeding six (6) months from the date the Written Request for surrender is received, or any shorter period permitted by state insurance law. Only under highly unusual circumstances will a surrender payment be deferred more than thirty (30) days. While all circumstances under which deferral of surrender payment might be involved are not be foreseeable at this time, such circumstances could include, for example, a period of unusually high surrender requests, accompanied by a radical shift in interest rates. If Keyport decides to defer payment for more than thirty (30) days, the Certificate Owner will be notified in writing of that decision.

     6.   Dollar Cost Averaging Programs

Keyport offers Dollar Cost Averaging Programs in which Certificate Owners may participate by Written Request. The programs periodically transfer values from the Interest Sub-Account to new Index Sub-Accounts of specific Terms selected by the Certificate Owner. The programs allow a Certificate Owner to allocate premium payments to Index Sub-Accounts over time rather than having to invest in an Index Sub-Account all at once. The programs are available for initial and subsequent Premium payments and for values transferred into the Interest Sub-Account. Under the programs, Keyport makes automatic transfers on a periodic basis out of the Interest Sub-Account to establish one or more of the available Index Sub-Account Terms. The Certificate Owner may not choose an Index Sub-Account with a Term that would extend beyond the Income Date or the maximum date allowed following the death of a Certificate Owner, Joint Owner, or Annuitant, if the Owner is a non-natural person. Keyport reserves the right to limit the number of Index Sub-Account Terms the Certificate Owner may choose but there are currently no limits.

Under the programs, each transfer from the Interest Sub-Account will be to a new Index Sub-Account of a Term selected by the Certificate Owner which will have declared Guaranteed Interest Rate Factors unique to that Sub-Account. As described in "Establishment of Guaranteed Interest Rate Factors" these factors are established periodically by Keyport and will be established prior to each transfer. Because the Dollar Cost Averaging Programs are elected in advance of Keyport's declaration of the Guaranteed Interest Rate Factors for Index Sub-Accounts established under the programs, the Certificate Owner is advised to contact Keyport prior to any transfer date to determine the Guaranteed Interest Rate Factors applicable to the Certificate Owner's planned transfer. The Certificate Owner may elect to terminate the programs at any time.

Keyport offers two Dollar Cost Averaging programs:

i) Under the first program, The Certificate Owner by Written Request must specify the amount (minimum $1,000) of each periodic transfer and the Index Sub-Account Term(s) to which the transfers are to be made. Transfers will be made until all values are transferred from the Interest Sub-Account. When the value in the Interest Sub-Account reaches an amount that would leave, after the current transfer, a remaining value that is less than the periodic transfer amount, that remaining value is added to the current transfer and allocated proportionally to the designated Index Sub-Account(s) and the program will end, e.g., Certificate Owner has designated $1,000 to a 3 year Term Index Sub-Account and $1,000 to a 5 year Term Index Sub-Account and has $2,500 remaining in the Interest Sub-Account. The final transfer will be for $1,250 to a 3 Year Term Index Sub-Account and $1,250 to a 5 year Term Index Sub-Account.

ii) Under the second program, the Certificate Owner by Written Request must specify the amount (minimum $1,000) of each periodic transfer, the duration for which the periodic transfers are to be made (e.g., 15 months) and the Index Sub-Account Term(s) to which the transfers are to be made.

The first transfer will occur on a particular date designated in advance by Keyport (the "designated date") as long as notice of the Certificate Owner's Written Request is received no later than five (5) business days prior to the designated date. Each subsequent transfer will occur following the designated date, e.g., if the frequency is monthly and the designated date is the 10th of a month and the notice is received on April 2, the first transfer will occur on April 10 and on the 10th of each successive month.

Before any final transfer, the Certificate Owner may extend program (i) by allocating Subsequent Premium to the Interest Sub-Account or by transferring the Indexed Value of any Index Sub-Account at the end of its Term to the Interest Sub-Account.

Partial Surrenders from the Interest Sub-Account are allowed while a Dollar Cost Averaging Program is in effect. The duration of either program may be shortened by such Partial Surrenders.

The Certificate Owner may, by Written Request or by telephone, change the periodic amount to be transferred, change the Index Sub-Account(s) Terms to which the transfers are to be made, or end the program. The program will automatically end if the Income Date occurs. Keyport reserves the right to end the program at any time by sending the Certificate Owner a notice one month in advance.

Written or telephone instructions must be received by Keyport by the end (currently 4:00 PM Eastern Time) of the business day preceding the next scheduled transfer in order to be in effect for that transfer. Telephone instructions are subject to the conditions and procedures established by Keyport from time to time. The current conditions and procedures appear in Appendix D, and Certificate Owners in a Dollar Cost Averaging Program will be notified, in advance, of any changes.

     7.   Transfer of Values

The Certificate Owner may transfer account values between the Interest Sub-Account and Index Sub-Accounts, subject to the following restrictions:

          (a) all requests for transfers must be made before the Income Date by telephone or by Written Request;
          (b) the number of transfers may not exceed any limit Keyport may set for a specified time period. Currently, Keyport does not limit the number of permissible transfers in a single Certificate Year;
          (c) all or part of an Interest Sub-Account (but not less than $1,000) may be transferred to establish a new Index Sub-Account at any time before the Income Date;
          (d) a transfer from an Index Sub-Account to an Interest Sub-Account must include the entire Indexed Value of the Sub-Account and may only be made at the end of a Term;
          (e) the Term of a new Index Sub-Account cannot be longer than the number of years remaining until the Income Date or the date allowed following the death of a Certificate Owner, Joint Certificate Owner or Annuitant, if the Owner is a non-natural person.

While no charge currently applies to transfers, Keyport reserves the right to charge $25 per transfer if a Certificate Owner makes more than 4 transfers in a single Certificate Year. This restriction will not apply to Dollar Cost Averaging Programs. Keyport reserves the right, at any time and without prior notice, to terminate, modify, or suspend the transfer privileges described above.

     8.   Premium Taxes

Keyport deducts the amount of any premium taxes levied by any state or governmental entity when the premium tax is incurred, unless Keyport elects to defer such deduction until the time of surrender or the Income Date. It is not possible to describe precisely the amount of premium tax payable on any transaction involving a Certificate. Such premium taxes depend, among other things, on the type of Certificate (Qualified or Non-Qualified), on the state of residence of the Certificate Owner, the state of residence of the Annuitant, the status of Keyport within such states, and the insurance tax laws of such states. Currently such premium taxes range from 0% to 5.0%.
For a schedule of such taxes, see Appendix C of this Prospectus.

     9.   Death Provisions


These provisions do not apply to Non-Allocated Certificates. In Non-Allocated Certificates, Annuitants or payees are unknown until the Certificate Owner requests that an annuity be effected.


          (a)  Non-Qualified Certificate

Death of a Certificate Owner, Joint Certificate Owner, or Certain Non-Certificate Owner Annuitants. These provisions apply if, before the Income Date while the Certificate is In Force, the Certificate Owner or any Joint Certificate Owner dies (whether or not the decedent is also the Annuitant) or the Annuitant dies under a Certificate with a non-natural Certificate Owner such as a trust. The Designated Beneficiary will control the Certificate Owner Account after such a death.


If the decedent was the Certificate Owner or the Annuitant (if the Certificate Owner is not a natural person), the Designated Beneficiary may, by the later of the 90th day after the death and the 60th day after Keyport is notified of the death, surrender the Certificate Owner Account for the death benefit on the date of surrender. The total death benefit is the sum of the death benefit(s) of an Interest Sub-Account and each Index Sub-Account(s). The death benefit of an Interest Sub-Account is equal to the Accumulated Value of an Interest Sub-Account, i.e., (a) the portion of the Initial Premium allocated to an Interest Sub-Account; plus (b) the portion of any Subsequent Premium(s) allocated to the Interest Sub- Account; plus (c) any amounts transferred to an Interest Sub-Account; less (d) any partial surrender amounts from an Interest Sub-Account; less (e) any amounts transferred from an Interest Sub-Account; plus (f) interest on the net amount at the Declared Rate set on the first day of each calendar month and guaranteed for that month.


The death benefit of each Index Sub-Account is the greater of the Death Benefit and the Surrender Value. The Death Benefit is equal to (a) minus
(b), where (a) is the Indexed Value at the start of the Sub-Account Year in which death occurs, with the applicable Index Increase recalculated as described in Appendix B, and (b) is the sum of any partial surrenders since the start of the Sub-Account Year. If the Floor is greater than zero, (a) is "the Indexed Value as of the date of death, less any subsequent Partial Surrender."


For a surrender after the applicable 90 or 60 day period and for a surrender following the death of a Joint Certificate Owner, the Surrender Value is payable instead.


If the decedent's surviving spouse (if any) is the sole Designated Beneficiary, the surviving spouse will automatically become the new sole Certificate Owner as of the decedent's date of death. If the decedent is the Annuitant, the new Annuitant will be any living Contingent Annuitant named in the application, otherwise the surviving spouse. The Certificate Owner Account can stay in force until another death occurs (i.e., until the death of the Annuitant, Certificate Owner, or Joint Certificate Owner). Except for this paragraph, all of "Death Provisions" will apply to that subsequent death.

In all other cases, the Certificate can stay In Force up to five (5) years from the date of death. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make transfers or partial surrenders or the right to totally surrender the Certificate pursuant to the surrender provisions of the Certificate. If the Certificate is still In Force at the end of the five-year period, Keyport will automatically end it by paying to the Designated Beneficiary the Surrender Value. If the Designated Beneficiary is not alive then, Keyport will pay any Person(s) previously named by the Designated Beneficiary in a Written Request, otherwise the Designated Beneficiary's estate.

Payment of Benefits. Instead of receiving a lump sum, the Certificate Owner or any Designated Beneficiary may, by Written Request, direct Keyport to pay any benefit of $5,000 or more under an Annuity Option that meets the following requirements: (a) the first payment to the Designated Beneficiary must be made no later than one (1) year after the date of death; (b) payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and any Annuity Option that provides for payments to continue after the death of the Designated Beneficiary will not permit the successor payee to extend the period of time over which the remaining payments are to be made. The Certificate Owner may also direct that any benefit payable to a Designated Beneficiary be paid under an Annuity Option meeting these same requirements.

Death of Certain Non-Certificate Owner Annuitants. The following provisions apply if, before the Income Date while the Certificate is In Force, (a) the Annuitant dies, (b) the Annuitant is not a Certificate Owner, and (c) the Certificate Owner is a natural person: The Certificate will continue In Force after the Annuitant's death. The new Annuitant will be any living Contingent Annuitant, otherwise the Certificate Owner.

          (b)  Qualified Certificates


Death of Annuitant. If the Annuitant dies while the Certificate is In Force, the Designated Beneficiary will thereafter control the Certificate. The Designated Beneficiary may by the later of the 90th day after the death and the 60th day after Keyport is notified of the death, surrender the Certificate Owner Account for the death benefit on the date of surrender, calculated as described above. For a surrender after the applicable 90 or 60 day period, the Surrender Value is payable instead.


If the Certificate is not surrendered, the Certificate can stay In Force for the time period permitted by the Internal Revenue Code provisions applicable to the particular Qualified Plan. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make partial surrenders or the right to totally surrender the Certificate pursuant to the surrender provisions of the Certificate. If the Certificate is still In Force at the end of the period, Keyport will automatically end it then by paying to the Designated Beneficiary the Surrender Value. If the Designated Beneficiary is not alive then, Keyport will pay any person(s) named by the Designated Beneficiary in a Written Request, otherwise the Designated Beneficiary's estate.

Payment of Benefits. Instead of receiving a lump sum, the Certificate Owner or any Designated Beneficiary may, by Written Request, direct Keyport to pay any benefit of $5,000 or more under an Annuity Option that meets the following requirements: (a) the first payment to the Designated Beneficiary must be made no later than one (1) year after the date of death; (b) payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and (c) any payment option that provides for payments to continue after the death of the Designated Beneficiary will not permit the successor payee to extend the period of time over which the remaining payments are to be made. The Certificate Owner may also direct that any benefit payable to a Designated Beneficiary be paid under an Annuity Option meeting these same requirements.

D.   ANNUITY PAYMENT PROVISIONS

     1.   Annuity Benefits

If the Annuitant is alive on the Income Date and the Certificate is In Force, payments will begin under the payment option the Certificate Owner has chosen. The amount of the payments will be determined by applying the Income Value (less any premium taxes or other taxes not previously deducted) on the Income Date in accordance with the option selected. The total Income Value is the sum of the Accumulated Value for an Interest Sub-Account and the Indexed Value of the Index Account(s).

     2.   The Income Date and Form of Annuity

The Income Date is shown on the Certificate Specifications page. If the Annuitant dies before the Income Date and there is a successor Annuitant, the Income Date will be based on the successor Annuitant's birthday if the successor Annuitant is younger than the deceased Annuitant.


Under Allocated Certificates, a Certificate Owner may elect, at least thirty
(30) days prior to the Income Date, to have the Income Value applied on the Income Date under any of the Annuity Options described below. In the absence of such election, the Income Value will be applied on the Income Date under Option 3 to provide a monthly life annuity with ten (10) years of payments guaranteed.

If a Certificate is issued on a Non-Allocated basis, a Certificate Owner may request that a portion of the Account Value, as modified by any applicable Surrender Charge and Market Value Adjustment, be applied under an Annuity Option for a participant in that Certificate Owner's plan. Keyport will then issue a Certificate for such participant (who is also the Annuitant) and begin annuity payments as directed by the Certificate Owner.


No surrenders may occur after the Income Date. Other special rules may apply to qualified retirement plans. (See "Qualified Plans".)

     3.   Change of Annuity Option

The Certificate Owner may change the Annuity Option from time to time, but the change must be made by Written Request and received by Keyport at least thirty (30) days prior to the scheduled Income Date.

     4.   Annuity Options

In addition to the following options, other options may be arranged with the mutual consent of the Certificate Owner and Keyport.

Option 1 - Income for a Fixed Number of Years. Keyport will pay an annuity for a chosen number of years, not less than five (5) or more than thirty
(30). If, at the death of the payee, Option 1 payments have been made for less than the chosen number of years:
(a) payments will be continued during the remainder of the period to the successor payee; or
(b) the successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the rate of 3% per year or at any greater interest rate used to create the annuity factor for this Option 1.

See "Annuity Payments" for the manner in which Option 1 may be taxed.

Option 2 - Life Income. Keyport will pay an annuity for as long as the payee is alive. The amount of the annuity payments will depend on the age of the payee at the time annuity payments are to begin and may also depend on the payee's sex. IT IS POSSIBLE UNDER THIS OPTION TO RECEIVE ONLY ONE ANNUITY PAYMENT IF THE PAYEE DIES AFTER THE RECEIPT OF THE FIRST PAYMENT OR TO RECEIVE ONLY TWO ANNUITY PAYMENTS IF THE PAYEE DIES AFTER RECEIPT OF THE SECOND PAYMENT AND SO ON.

Option 3 - Life Income with 5 or 10 Years Guaranteed. Keyport will pay an annuity during the lifetime of the payee. If, at the death of the payee, payments have been made for less than the selected number of years:

          (a) payments will be continued during the remainder of the period to the successor payee; or
          (b) the successor payee may elect to receive in a lump sum the present value of the remaining certain payments, commuted at the rate of 3% per year or at any greater interest rate used to create the annuity factor for this Option 3.

The amount of the annuity payments will depend on the age of the payee at the time annuity payments are to begin and may also depend on the payee's sex.

Option 4 - Joint and Last Survivor Income. Keyport will pay an annuity for as long as either the payee or a designated second natural person is alive. The amount of the annuity payments will depend on the age of both persons at the time annuity payments are to begin and may also depend on each person's sex. IT IS POSSIBLE UNDER THIS OPTION TO RECEIVE ONLY ONE ANNUITY PAYMENT IF BOTH PAYEES DIE AFTER THE RECEIPT OF THE FIRST PAYMENT OR TO RECEIVE ONLY TWO ANNUITY PAYMENTS IF BOTH PAYEES DIE AFTER RECEIPT OF THE SECOND PAYMENT AND SO ON.

     5.   Frequency and Amount of Payments

Payments will normally be made in monthly installments. However, if the net amount available to apply under any Annuity Option is less than $5,000, Keyport has the right to pay the amount in one lump sum, in lieu of the payment otherwise provided. In addition, if the payments would be or become less than $100, Keyport has the right to change the frequency of payments to such intervals as will result in payments of at least $100 each.

     6.   Proof of Age, Sex, and Survival of Annuitant

Keyport may require proof of age, sex, or survival of any payee upon whose age, sex, or survival payments depend. If the age or sex has been misstated, Keyport will compute the amount payable based on the correct age and sex. If income payments have begun, any underpayment Keyport may have made will be paid in full with the next annuity payment. Any overpayment, unless repaid in one sum, will be deducted from future annuity payments until Keyport is repaid in full.

                           INVESTMENTS BY KEYPORT

Assets of Keyport must be invested in accordance with the requirements established by applicable state laws regarding the nature and quality of investments that may be made by the general accounts and separate accounts of life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in Federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate, and certain other investments. (See F. INVESTMENTS, below for further information on the investments of Keyport.)

All of Keyport's General Account assets will be available to fund a Certificate Owner's claims under a Certificate.

In establishing the Guaranteed Interest Rates and Guaranteed Interest Rates Factors under the Certificates, Keyport intends to take into account, among other factors, the yields available on the instruments in which it will invest the proceeds from the Certificates. (See "Interest Sub-Account", and "Establishment of Guaranteed Interest Rate Factors".) Keyport's obligations and the values and benefits under the Certificates, however, do not vary as a direct function of the returns on the instruments in which Keyport will have invested the proceeds from the Certificates.

Keyport's investment strategy with respect to the proceeds attributable to Certificates generally will be to invest in debt securities which it will use to match its liabilities with respect to the Terms of Index Sub-Accounts to which the proceeds are allocated. This will be done, in Keyport's sole discretion, by making investments which are authorized by applicable state law. Keyport expects to invest a substantial portion of the premiums received in securities issued by the United States Government, its agencies, and instrumentalities, which may or may not be guaranteed by the United States Government. This could include T-Bills, Notes, Bonds, Zero Coupon Securities, and Mortgage Pass-Through Certificates, including Government National Mortgage Association backed securities (GNMA Certificates), Federal National Mortgage Association Guaranteed Pass-Through Certificates (FNMA Certificates), Federal Home Loan Mortgage Corporation Mortgage Participation Certificates (FHLMC Certificates), and others.

In addition, Keyport may invest its assets in various instruments, including equity options, futures, forwards, and other instruments based on the S&P Index in order to hedge Keyport's obligations with respect to Index Sub-Accounts. Keyport may also buy and sell interest rate swaps and caps, Treasury bond futures, and other instruments to hedge its exposure to changes in interest rates. These derivative instruments will be purchased from counterparties which conform to Keyport's Policies and Guidelines regarding derivative instruments. Investments in these instruments generally involve the following types of risks: in the case of over-the-counter options and forward contracts, there is no guarantee that markets will exist for these investments when Keyport wants to close out a position; futures exchanges may impose trading limits which may inhibit Keyport's ability to close out positions in exchange-listed instruments; and if Keyport has an open position with a dealer that becomes insolvent, Keyport may experience a loss.

While the foregoing generally describes Keyport's investment strategy with respect to the proceeds attributable to the Certificates, Keyport is not obligated to invest assets, including the proceeds attributable to the Certificates, according to any particular strategy, except as may be required by Rhode Island and other state insurance laws.

                          AMENDMENT OF CERTIFICATE

Keyport reserves the right to amend the Certificate to meet the requirements of any applicable Federal or state laws or regulations. Keyport will notify Certificate Owners in writing of any such amendments.

                          ASSIGNMENT OF CERTIFICATE

A Certificate Owner may assign a Certificate at any time, as permitted by applicable law. A copy of any assignment must be filed with Keyport. An assignment will not be binding upon Keyport until it receives a written copy. The Certificate Owner's rights and those of any revocably-named person will be subject to the assignment.

Any Qualified Certificate may have limitations on assignability. Keyport assumes no responsibility for the validity or effect of any assignment.

Because an assignment may be a taxable event, a Certificate Owner should consult a competent tax adviser as to the tax consequences of any assignment.

                         DISTRIBUTION OF CERTIFICATE

Keyport Financial Services Corp. ("KFSC") serves as the Principal Underwriter for the Certificate described in this Prospectus. The Certificate will be sold by salespersons who represent Keyport Life Insurance Company (KFSC's corporate parent) as insurance agents and who are registered representatives of broker-dealers who have entered into distribution agreements with KFSC. KFSC is a wholly-owned subsidiary of Keyport and is registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 ("Exchange Act") as a broker-dealer. KFSC is a member of the National Association of Securities Dealers, Inc. ("NASD"). It is located at 125 High Street, Boston, Massachusetts 02110.


Keyport will pay a maximum commission to broker-dealers of 5.25% of any premium paid under a Certificate and may pay a reduced commission. Certificates may be sold with a lower commission structure (1) to a person who is an officer, director or employee of Keyport or of certain affiliates of Keyport or (2) to any Qualified Plan established for such a person. Such Certificates will have higher Participation Rates under the Index Sub-Account(s), reflecting anticipated cost savings to Keyport from the lower commission structure..


                             TAX CONSIDERATIONS

A.   GENERAL

SINCE THE LAW IS COMPLICATED AND SINCE TAX CONSEQUENCES WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE CERTIFICATE OWNER, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, EMPLOYER, OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A CERTIFICATE DESCRIBED IN THIS PROSPECTUS.

It should be understood that any detailed description of the tax consequences regarding the purchase of a Certificate cannot be made in this Prospectus and that special tax rules may be applicable with respect to certain purchase situations not discussed herein. In addition, no attempt is made to consider any applicable state or other tax laws. For detailed information, a competent tax advisor should always be consulted.

This discussion is based upon Keyport's understanding of Federal income tax laws as they are currently interpreted. The United States Congress has in the past and may in the future consider legislation that, if enacted, could adversely affect the tax treatment of annuity Certificates, including distributions and undistributed appreciation. There is no way of predicting whether, when, or in what form Congress will enact legislation affecting annuity contracts. Any such legislation could have retroactive effect regardless of the date of enactment. No representation is made regarding the likelihood of continuation of those current Federal income tax laws or of the current interpretations by the Internal Revenue Service.

B.   TAXATION OF KEYPORT

Keyport is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code ("Code"). The assets underlying the Certificates will be owned by Keyport. Any income earned on those assets will be Keyport's income.

C.   TAXATION OF ANNUITIES IN GENERAL

     1.   General


Section 72 of the Code governs the taxation of annuities in general. A Certificate Owner (including a trust or other entity owning a Non-Qualified
Certificate as an agent for an individual) is not taxed on increases in Certificate Owner Account Value until a distribution occurs, either in the form of a lump sum payment (e.g., a full or partial surrender of the Certificate Owner Account Value), an assignment, a gift of the Certificate, or as annuity payments. The provisions of Section 72 of the Code concerning distributions are briefly summarized below. A trust or other entity owning a Non-Qualified Certificate other than as an agent for an individual is taxed differently; increases in Sub-Account Value are taxed yearly whether or not a distribution occurs.


     2.   Surrender, Assignments, and Gifts


A Certificate Owner who fully surrenders the Certificate is taxed on the portion of the payment that exceeds the Certificate Owner's cost basis in the Certificate. For Non-Qualified Certificates, the cost basis is generally the amount of the Initial Premium and any Subsequent Premium(s), and the taxable portion of the surrender payment is taxed as ordinary income. For Qualified Certificates, the cost basis is generally zero, and the taxable portion of the surrender payment is generally taxed as ordinary income subject to special 5-year income averaging for lump-sum distributions received before January 1, 2000. A Designated Beneficiary receiving a lump sum surrender benefit after the death of the Annuitant or Certificate Owner is taxed on the portion of the amount that exceeds the Certificate Owner's cost basis in the Certificate. If the Designated Beneficiary elects to receive annuity payments within sixty (60) days of the decedent's death, different tax rules apply. See "Annuity Payments" below.


Partial surrenders received under Non-Qualified Certificates prior to the Income Date are first included in gross income to the extent that Certificate Owner Account Value exceeds the Initial Premium and any Subsequent Premium. Then, to the extent Certificate Owner Account Value does not exceed the Initial Premium and any Subsequent Premium, such surrenders are treated as a non-taxable return of principal to the Certificate Owner. For partial surrenders under a Qualified Certificate, payments are treated first as a non-taxable return of principal up to the cost basis and then a taxable return of income. Since the cost basis of Qualified Certificates is generally zero, partial surrender amounts will generally be fully taxed as ordinary income.

A Certificate Owner who assigns or pledges a Non-Qualified Certificate is treated as having received the amount assigned or pledged and thus is subject to taxation under the rules applicable to surrenders. A Certificate Owner who gives away the Certificate (i.e., transfers it without full and adequate consideration) to anyone other than his or her spouse is treated for income tax purposes as if he or she had fully surrendered the Certificate.

A special computational rule applies if Keyport issues to the Certificate Owner, during any calendar year, (a) two or more Certificates or (b) one or more Certificates and one or more of Keyport's other annuity contracts.
Under this rule, the amount of any distribution includable in the Certificate Owner's gross income is to be determined under Section 72(e) of the Code by treating all the Keyport contracts and Certificates as one. Keyport believes that this means the amount of any distribution under one Certificate will be includable in gross income to the extent that, at the time of distribution, the sum of the values for all the Certificates or Certificates exceeds the sum of the cost bases for all the Certificates.

     3.   Annuity Payments

The non-taxable portion of each annuity payment is determined by an "exclusion ratio" formula which establishes the ratio that the cost basis of the Certificate bears to the total expected value of annuity payments for the term of the annuity. The remaining portion of each payment is taxable. Such taxable portion is taxed at ordinary income rates.

For Qualified Certificates, the cost basis is generally zero. With annuity payments based on life contingencies, the payments will become fully taxable once the payee lives longer than the life expectancy used to calculate the non-taxable portion of the prior payments.

     4.   Penalty Tax

Payments received by Certificate Owners, Annuitants, and Designated Beneficiaries under Certificates may be subject to both ordinary income taxes and a penalty tax equal to ten percent (10%) of the amount received that is includable in income. The penalty tax is not imposed on amounts received:
(a) after the taxpayer attains age 59-1/2; (b) in a series of substantially equal payments made for life or life expectancy; (c) after the death of the Certificate Owner (or, where the Certificate Owner is not a human being, after the death of the Annuitant); (d) if the taxpayer becomes totally and permanently disabled; or (e) under a Non-Qualified Certificate's annuity payment option that provides for a series of substantially equal payments, provided the Certificate is not issued as a result of a Section 1035 exchange and the first annuity payment begins in the first Certificate Year.

     5.   Income Tax Withholding

Keyport is required to withhold Federal income taxes on taxable amounts paid under Certificates unless the recipient elects not to have withholding apply. Keyport will notify recipients of their right to elect not to have withholding apply. See "Tax-Sheltered Annuities" ("TSAs") for an alternative type of withholding that may apply to distributions from TSAs that are eligible for rollover to another TSA or to an individual retirement annuity or account ("IRA").

     6.   Section 1035 Exchanges

A Non-Qualified Certificate may be purchased with proceeds from the surrender of an existing annuity Certificate. Such a transaction may qualify as a tax-free exchange pursuant to Section 1035 of the Code. It is Keyport's understanding that in such an event: (a) the new Certificate will be subject to the distribution-at-death rules described in "Death Provisions for Non-Qualified Certificates"; (b) premium payments made between August 14, 1982 and January 18, 1985, and the income allocable to them will, following an exchange, no longer be covered by a "grandfathered" exception to the penalty tax for a distribution of income that is allocable to an investment made over ten (10) years prior to the distribution; and (c) premium payments made before August 14, 1982, and the income allocable to them will, following an exchange, continue to receive the following "grandfathered" tax treatment under prior law: (i) the penalty tax does not apply to any distribution; (ii) partial surrenders are treated first as a non-taxable return of principal and then a taxable return of income; and (iii) assignments are not treated as surrenders subject to taxation.

Keyport's understanding of the above is principally based on legislative reports prepared by the Staff of the Congressional Joint Committee on Taxation.

D.   QUALIFIED PLANS

The Certificate is designed for use with several types of Qualified Plans. The tax rules applicable to participants in such Qualified Plans vary according to the type of Plan and the terms and conditions of the Plan itself. Therefore, no attempt is made herein to provide more than general information about the use of the Certificate with the various types of Qualified Plans.

Participants under such Qualified Plans as well as Certificate Owners, Annuitants, and Designated Beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the Plans themselves regardless of the terms and conditions of the Certificate issued in connection therewith. Following are brief descriptions of the various types of Qualified Plans and of the use of the Certificate in connection therewith. Purchasers of the Certificate should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Certificate with that Plan.

     1.   Tax-Sheltered Annuities

Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational, and scientific organizations specified in Section 501c(3) of the Code to purchase annuity Certificates and, subject to certain contribution limitations, exclude the amount of premium payments from gross income for tax purposes. However, such premium payments may be subject to Social Security ("FICA") taxes. This type of annuity Certificate is commonly referred to as a "Tax-Sheltered Annuity".

Section 403(b)(11) of the Code contains distribution restrictions. Specifically, benefits may be paid, through surrender of the Certificate or otherwise, only (a) when the employee attains age 59-1/2, separates from service, dies, or becomes totally and permanently disabled (within the meaning of Section 72(m)(7) of the Code) or (b) in the case of hardship. A hardship distribution must be of employee contributions only and not of any income attributable to those contributions. Section 403(b)(11) does not apply to distributions attributable to assets held as of December 31, 1988. Thus, it appears that the law's restrictions would apply only to distributions attributable to contributions made after 1988, to earnings on those contributions, and to earnings on amounts held as of December 31, 1988.

The Internal Revenue Service has indicated that the distribution restrictions of Section 403(b)(11) are not applicable when TSA funds are being transferred tax-free directly to another TSA issuer, provided the transferred funds continue to be subject to the Section 403(b)(11) distribution restrictions.

Keyport will notify a Certificate Owner who has requested a distribution from a Certificate if all or part of the distribution is eligible for rollover to another TSA or to an IRA. Any amount eligible for rollover treatment will be subject to mandatory Federal income tax withholding at a twenty percent (20%) rate if the Certificate Owner receives the amount rather than directing Keyport by Written Request to transfer the amount as a direct rollover to another TSA or IRA.

     2.   Individual Retirement Annuities

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity." These Individual Retirement Annuities are subject to limitations on the amount which may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, distributions from certain types of Qualified Plans may be placed on a tax-deferred basis into an Individual Retirement Annuity.

     3.   Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Certificate to provide benefits under the plans.

                                 THE COMPANY

A. Business


1. General

Keyport was incorporated in Rhode Island in 1957 as a stock life insurance company. Its executive and administrative offices are located at 125 High Street, Boston, Massachusetts 02110. Its home office is at 235 Promenade Street, Providence, Rhode Island 02903 and will be relocated in May, 1997 to 695 George Washington Highway, Lincoln, Rhode Island 02865.

Keyport's wholly-owned subsidiaries are Independence Life and Annuity Company ("Independence Life"), an insurance company; Keyport Advisory Services Corp., an investment advisory company; and, Keyport Financial Services Corp., a broker-dealer (collectively, the "Company").

Keyport is an indirect wholly-owned subsidiary of Liberty Financial Companies, Inc., ("Liberty Financial") which is a publicly traded holding company. Liberty Financial is an indirect majority-owned subsidiary of Liberty Mutual Insurance Company ("Liberty"), a multi-line insurance company. Liberty acquired all of the capital stock of Keyport from the Travelers Insurance Company on December 13, 1988.

Keyport is a specialty insurance company providing a diversified line of fixed, equity-indexed and variable annuity products on a non-participating basis and on an individual and group basis. These annuity products are sold through a wide ranging network of banks, agents and securities dealers.

Keyport is licensed to do business in all states except New York and is also licensed in the District of Columbia and the Virgin Islands. Keyport has been rated A+ (Superior) by A.M. Best and Company ("A.M. Best"), independent analysts of the insurance industry. Keyport has been rated A+ each year since 1976, the first year Keyport was subject to A.M. Best's alphabetic rating system. Standard & Poor's ("S&P") has rated Keyport AA- for excellent financial security, Moody's Investor Services ("Moody's") has rated Keyport A1 for good financial strength and Duff & Phelps has rated Keyport AA- for very high claims paying ability. The A.M. Best's A+ rating is in the highest rating category, which also includes A++. S&P and Duff & Phelps have one rating category above AA and Moody's has two rating categories above A. The Moody's "1" modifier signifies that Keyport is at the higher end of the A category while the S&P and Duff & Phelps "-" modifier signifies that Keyport is at the lower end of the AA category. These ratings merely reflect the opinion of the rating company as to the relative financial strength of Keyport and Keyport's ability to meet its contractual obligations to its policyholders.

2. Recent Developments

On August 9, 1996, Keyport entered into a 100 percent coinsurance agreement for a $954.0 million block of single premium deferred annuities issued by Fidelity & Guaranty Life Insurance Company ("F&G Life"). Under this transaction, the investment risk of the annuity policies was transferred to Keyport. However, F&G Life will continue to administer the policies and will remain contractually liable for the performance of all policy obligations. This transaction increased investments by $923.1 million and value of insurance in force by $30.9 million.

B. Selected Financial Data

The following selected consolidated financial data for Keyport should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus.

Selected Financial Data   (in thousands)

As of and for the year
ended December 31
1996                                 1995         1994        1993       1992

Income statement data:
 Investment income  $   790,365 $   755,930 $   689,575  $  669,667 $
705,943
 Interest credited     (572,719)   (555,725)   (481,926)   (504,205)
(571,033)
 Investment spread      217,646     200,205     207,649     165,462
134,910
 Fee income              33,534      29,767      25,273      18,158
14,504
 Operating expenses     (43,815)    (44,475)    (54,295)    (40,697)
(65,730)
 Income before income
  taxes                 137,846     107,941      95,276      86,705
31,397
 Net income              90,624      69,610      63,225      57,995
22,587

Balance sheet data:
 Total cash and
  investments       $12,305,312 $10,922,125 $ 9,274,793 $ 8,912,526
$8,787,912
  Total assets       13,924,557  12,280,194  10,873,604  10,227,327
9,707,115
  Stockholder's equity  980,782     902,331     682,485     684,270
556,416

C. Management's Discussion and Analysis of Results of Operations and Financial Condition

1. Results of Operations

Net income was $90.6 million in 1996 compared to $69.6 million in 1995 and $63.2 million in 1994. The improvement of $21.0 million in 1996 compared to 1995 resulted from higher investment spread, higher fee income and net realized investment gains in 1996 compared to net realized investment losses in 1995. Partially offsetting these items were increased amortization of deferred policy acquisition costs and higher income tax expense. The improvement of $6.4 million in 1995 compared to 1994 primarily resulted from lower operating expenses, decreased guaranty fund expense and reduced amortization of value of insurance in force. Partially offsetting these items were decreased investment spread and increased amortization of deferred policy acquisition costs.

Investment spread is the amount by which investment income earned on the Company's investments exceeds interest credited to policyholder balances. Investment spread was $217.6 million in 1996 compared to $200.2 million in 1995 and $207.6 million in 1994. The amount by which the average yield on investments exceeds the average interest credited rate on policyholder balances is the investment spread percentage. Such investment spread percentage was 1.84% in 1996 and 1995, and 2.12% in 1994. Assuming a constant interest rate environment, the Company anticipates that the investment spread percentage in 1997 will be comparable to 1996.

Investment income was $790.4 million in 1996 compared to $755.9 million in 1995 and $689.6 million in 1994. Investment income increased in 1996 compared to 1995 primarily as a result of a higher level of average invested assets, partially offset by a decrease in the average investment yield. The average investment yield was 7.16% in 1996 compared to 7.51% in 1995. The decreased investment yield in 1996 reflects the lower interest rates prevailing during the latter half of 1995 and early 1996 and the amortization of S&P 500 Index options. Investment income increased in 1995 compared to 1994 primarily as a result of the higher level of average invested assets. The investment yield increased slightly during 1995. The average investment yield was 7.48% in 1994.

Interest credited to policyholders totaled $572.7 million in 1996 compared to $555.7 million in 1995 and $481.9 million in 1994. Interest credited to policyholders increased in 1996 compared to 1995 primarily as a result of a higher level of average policyholder balances, partially offset by a decrease in the average interest credited rate. Policyholder balances averaged $10.8 billion in 1996 compared to $9.8 billion in 1995. The average interest credited rate was 5.32% in 1996 compared to 5.67% in 1995. Interest credited to policyholders increased in 1995 compared to 1994 as a result of the higher level of average policyholder balances and to an increase in the average interest credited rate. Policyholder balances averaged $9.8 billion in 1995 compared to $9.0 billion in 1994. The average interest credited rate was 5.36% in 1994.

Average investments (computed without giving effect to SFAS 115), including a portion of the Company's cash and cash equivalents, were $11.0 billion in 1996 compared to $10.1 billion in 1995 and $9.2 billion in 1994. The increase of $0.9 billion in 1996 compared to 1995 was primarily due to the F&G Life transaction and sales of the Company's fixed and equity-indexed annuities during the period, offset in part by withdrawals of $1.1 billion. Fixed and equity-indexed annuity premiums totaled $1.2 billion in 1996 compared to $1.1 billion in 1995 and $1.2 billion in 1994. The increase in premiums in 1996 compared to 1995 was primarily attributable to the sales of equity-indexed annuities which were introduced during 1995, partially offset by lower fixed annuity premiums. Sales of indexed annuities during 1996 totaled $655.2 million compared to $83.9 million in 1995. The decrease in total premiums in 1995 compared to 1994 was primarily due to lower interest rates prevailing during the latter half of 1995, making fixed income products less competitive.

Net realized investment gains were $5.5 million in 1996 compared to net realized investment losses of $4.0 million in 1995 and net realized investment losses of $8.2 million in 1994. The net realized investment gains in 1996 were primarily attributable to sales of fixed maturity investments and sales of investments received in the F&G Life transaction which were made to maximize total return. The net realized investment losses in 1995 were attributable to sales of the Company's fixed maturity investments which were made to maximize total return. The net realized investment losses in 1994 were primarily due to write-downs of investments whose declines in value were determined to be other than temporary.

Surrender charges are revenues earned on the early withdrawal of fixed, indexed and variable annuity policyholder balances. Surrender charges on fixed, equity-indexed and variable annuity withdrawals generally are assessed at declining rates applied to policyholder withdrawals during the first five to seven years of the contract. Total surrender charges were $14.9 million in 1996 compared to $14.8 million in 1995 and $11.5 million in 1994.

Total fixed, equity-indexed and variable annuity withdrawals represented 11.6%, 9.9% and 12.6% of the total average annuity policyholder and separate account balances in 1996, 1995 and 1994, respectively. The increase in withdrawals in 1996 was primarily attributable to surrenders of annuities acquired in the F&G Life transaction; excluding these surrenders, the withdrawal percentage in 1996 was 9.7%.

Separate account fees are primarily mortality and expense charges earned on variable annuity and variable life policyholder balances. These fees, which are based on the market values of the assets supporting the contracts in separate accounts, were $16.0 million in 1996 compared to $13.2 million in 1995 and $12.5 million in 1994. Such fees represented 1.68%, 1.61% and 1.63% of average variable annuity and variable life separate account balances in 1996, 1995 and 1994, respectively.

Management fees are primarily investment advisory fees related to the separate account assets. The fees are based on the levels of assets under management, which are affected by product sales and redemptions and changes in the market values of the investments managed. Management fees were $2.6 million in 1996 compared to $1.8 million in 1995 and $1.2 million in 1994. The increase of $0.8 million in 1996 compared to 1995 primarily reflects a higher level of average assets under management.

Operating expenses primarily represent compensation and other general and administrative expenses. These expenses were $43.8 million in 1996 compared to $44.5 million in 1995 and $54.3 million in 1994. The decrease in 1996 compared to 1995 was primarily due to IRS interest penalties of $1.7 million recorded in 1995 related to a federal income tax assessment. The decrease in 1995 compared to 1994 was attributable to lower guaranty fund expense and lower state taxes.

Amortization of deferred policy acquisition costs was $60.2 million in 1996 compared to $58.5 million in 1995 and $52.2 million in 1994. The increase in amortization in 1996 compared to 1995 was primarily due to a decrease in estimated amortization periods determined in the last quarter of 1995 due to shorter average policy lives, and to the growth of business in force associated with fixed, equity-indexed and variable annuity sales. The increase in 1995 compared to 1994 was primarily attributable to a decrease in the estimated amortization periods and lower projected fixed annuity surrender charges; in addition, this increase was attributable to the growth in business in force during 1995 and 1994. Amortization expense represented 0.51%, 0.55% and 0.53%, of the total average policyholder and separate account balances during 1996, 1995 and 1994, respectively.

Amortization of value of insurance in force totaled $10.2 million in 1996 compared to $9.5 million in 1995 and $17.0 million in 1994. The increase in amortization in 1996 compared to 1995 was primarily due to $2.7 million of amortization recorded in 1996 relating to the F&G Life transaction, partially offset by lower amortization in 1996 due to an increase in estimated amortization periods in the last quarter of 1995. The decrease in amortization in 1995 compared to 1994 was primarily related to the actual persistency experience and higher expected future profits relating to the closed block of single premium whole life insurance.

Federal income tax expense was $47.2 million or 34.3% of pretax income in 1996 compared to $38.3 million, or 35.5% pretax income in 1995, and $32.1 million, or 33.6% of pretax income in 1994.

2. Financial Condition

Stockholder's Equity as of December 31, 1996 was $980.8 million compared to $902.3 million as of December 31, 1995. The increase in stockholder's equity was due to net income of $90.6 million, partially offset by a $12.2 million decrease in net unrealized investment gains during the period.

Investments not including cash and cash equivalents, totaled $11.5 billion as of December 31, 1996 compared to $10.1 billion as of December 31, 1995. This increase reflects the investments received in the F&G Life transaction, fixed and equity-indexed annuity sales in 1996, withdrawals and a decrease in net unrealized investment gains.

The Company's general investment policy is to hold fixed maturity assets for long-term investment and, accordingly, the Company does not have a trading portfolio. To provide for maximum portfolio flexibility and appropriate tax planning, the Company classifies its entire fixed maturities investments as "available for sale" and accordingly carries such investments at fair value.

The Company's total investments at December 31, 1996 reflected net unrealized gains of $229.8 million related to its fixed maturity and equity portfolios. At December 31, 1995, such net unrealized investment gains were $308.5 million. The decrease in net unrealized gains in 1996 principally reflects the higher interest rates at the end of 1996.

Approximately $10.7 billion, or 99.8%, of the fixed maturity investments at December 31, 1996, was rated by Standard & Poor's Corporation, Moody's Investors Service or under comparable statutory rating guidelines established by the National Association of Insurance Commissioners ("NAIC"). At December 31, 1996, the carrying value of investments in below investment grade securities totaled $987.0 million, or 8.0% of total cash and investments of $12.3 billion. Below investment grade securities generally provide higher yields and involve greater risks than investment grade securities because their issuers typically are more highly leveraged and more vulnerable to adverse economic conditions than investment grade issuers. In addition, the trading market for these securities is usually more limited than for investment grade securities.

3. Investment Management

Asset-liability duration management is utilized by the Company to minimize the risks of interest rate fluctuations and disintermediation. The Company believes that its fixed and equity-indexed policyholder balances should be backed by investments, principally comprised of fixed maturities, that generate predictable rates of return. The Company does not have a specific target rate of return. Instead, its rates of return vary over time depending on the current interest rates, the slope of the yield curve and the excess at which fixed maturities are priced over the yield curve. Its portfolio strategy is designed to achieve adequate risk-adjusted returns consistent with the investment objectives of effective asset-liability duration management, liquidity and credit quality.

The Company conducts its investment operations to closely match the duration of the assets in its investment portfolio to its policyholder balances. The Company seeks to achieve a predictable spread between what it earns on its assets and what it pays on its policyholder balances by investing principally in fixed maturities. The Company's fixed-rate and equity-indexed products incorporate surrender charges to encourage persistency, discourage withdrawals and make the cost of its policyholder balances more predictable. Approximately 85.4% of the Company's fixed annuity policyholder balances were subject to surrender charges at December 31, 1996.

As part of its asset-liability management discipline, the Company conducts detailed computer simulations that model its fixed-maturity assets and liabilities under commonly used stress-test interest rate scenarios. Based on the results of these computer simulations, the investment portfolio has been constructed with a view to maintaining a desired investment spread between the yield on portfolio assets and the rate paid on its policyholder balances under a variety of possible future interest rate scenarios. At December 31, 1996 the effective duration of the Company's fixed maturities investments (including certain cash and cash equivalents) was approximately 2.8 years.

As a component of its investment strategy, the Company utilizes interest rate swap agreements ("swap agreements") to match assets more closely to liabilities. Swap agreements are agreements to exchange with counterparty interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. The Company currently utilizes swap agreements to reduce asset duration and to better match interest rates earned on longer-term fixed rate assets with interest rates credited to policyholders. At December 31, 1996, the Company had 39 outstanding swap agreements with an aggregate notional principal amount of $2.3 billion. These agreements mature in various years through 2001. The Company uses indexed call options for purposes of hedging its equity-indexed products. At December 31, 1996, the Company had call options with a fair value of $109.6 million.

There are risks associated with some of the techniques the Company uses to manage its asset and liability durations. The primary risk associated with swap agreements is the risk associated with counterparty nonperformance. The Company believes that the counterparties to its swap agreements are financially responsible and that the counterparty risk associated with these transactions is minimal. In addition, swap agreements have interest rate risk. However, these swap agreements hedge fixed-rate assets; interest rate movements that adversely affect the market value of swap agreements generally are more than offset by changes in the market values of such fixed rate assets.

The Company routinely reviews its portfolio of investment securities. The Company identifies monthly any investments that require additional monitoring, and carefully reviews the carrying value of such investments at least quarterly to determine whether specific investments should be placed on a nonaccrual basis and to determine declines in value that may be other than temporary. In making these reviews, the Company principally considers the adequacy of collateral (if any), compliance with contractual covenants, the borrower's recent financial performance, news reports and other externally generated information concerning the creditor's affairs. In the case of publicly traded fixed maturity investments, management also considers market value quotations if available.

4. Liquidity

The Company's liquidity needs and financial resources pertain to the management of the general account assets and policyholder balances. The Company uses cash for the payment of annuity and life insurance benefits, operating expenses and policy acquisition costs, and the purchase of investments. The Company generates cash from net investment income, annuity premiums and deposits, and from maturities and sales of its investments. Annuity premiums, maturing investments and net investment income have historically been sufficient to meet the Company's cash requirements. The Company monitors cash and cash equivalents in an effort to maintain sufficient liquidity and has strategies in place to maintain sufficient liquidity in changing interest rate environments. Consistent with the nature of its obligations, the Company has invested a substantial amount of its general account assets in readily marketable securities. At December 31, 1996, $8.8 billion of the Company's total investments, including short-term investments, are considered readily marketable.

To the extent that unanticipated surrenders cause the Company to sell for liquidity purposes a material amount of securities prior to their maturity, such surrenders could have a material adverse effect on the Company. However, the Company believes that liquidity to fund withdrawals would be available through incoming cash flow, the sale of short-term or floating-rate instruments or investment securities in its short duration portfolio, thereby precluding the sale of fixed maturity investments in a potentially unfavorable market.

Regulatory authorities permit dividend payments from the Company to Liberty Financial up to the lesser of (i) 10% of statutory surplus as of the preceding December 31 or (ii) the net gain from operations for the preceding fiscal year. As of December 31, 1996, the Company could pay dividends of up to $42.5 million without the approval of the Department of Business Regulation of the State of Rhode Island.

Based upon the historical cash flow of the Company, the Company's current financial condition and the Company's expectation that there will not be a material adverse change in the results of operations of the Company and its subsidiaries during the next twelve months, the Company believes that cash flow provided by operating activities over this period will provide sufficient liquidity for the Company to meet its liquidity needs. The
Company's cash flow may be influenced by, among other things, general economic conditions, realized investment gains and losses, the interest rate environment, market changes, regulatory changes and tax law changes.

5. Effects of Inflation

Inflation has not had a material effect on the Company's consolidated results of operations. The Company manages its investment portfolio in part to reduce its exposure to interest rate fluctuations. In general, the fair value of the Company's fixed maturity portfolio increases or decreases in inverse relationship with fluctuations in interest rates, and the Company's net investment income increases or decreases in direct relationship with interest rate changes. If interest rates decline the Company's fixed maturity investments generally will increase in fair value, while net investment income will decrease as fixed maturity investments mature or are sold and the proceeds are reinvested at reduced rates. However, inflation may result in increased operating expenses that may not be readily recoverable in the prices of the services charged by the Company.

D. General Account Investments

Premium deposits on fixed and equity-indexed annuities are credited to the Company's general investment account. To achieve its required investment spreads, the Company must earn returns on its General Account sufficiently in excess of the fixed or equity-indexed returns credited to policyholders. The key element of this investment process is asset/liability management. Successful asset/liability management requires both a quantitative assessment of overall policy liabilities (including maturities, surrenders and crediting of returns) and prudent investment of general account assets. The two most important tools in managing policy liabilities are setting crediting rates and establishing surrender periods. The asset side of the investment process requires portfolio techniques that earn required yields while effectively managing both interest rate risk and credit risk. The Company emphasizes a conservative approach to asset/liability management, which is oriented toward reducing downside risk in adverse markets, as opposed to maximizing spread in favorable markets. The approach is also designed to reduce earnings volatility.

The  bulk  of  the  Company's General Account is invested in  fixed  maturity securities (87.1% at December 31, 1996). The Company's principal strategy for managing interest rate risk is to closely match the duration of its investment portfolio to its policyholder balances. At December 31, 1996, the effective duration of its fixed income portfolio was 2.8 years. The Company employs hedging strategies to manage this risk, including interest rate swaps and caps. In the case of equity-indexed products, the Company purchases S&P
500 Index options to hedge its obligations to provide participation rate returns. Credit risk is managed by careful credit analysis and monitoring. At December 31, 1996, the Company's fixed maturity portfolio had an overall average S&P rating of A+ and 92% of the Company's general account portfolio consisted of investment grade securities. The balance was invested in below investment grade securities to enhance overall portfolio yield. Below
investment  grade  securities  pose  greater  risks  than  investment   grade
securities. The Company actively manages its below investment grade portfolio to optimize its risk/return profile. At December 31, 1996, there were no non-income producing fixed maturity investments.

E.  Competition

The Company's business activities are conducted in extremely competitive markets. Keyport competes with a large number of life insurance companies, some of which are larger and more highly capitalized and have higher ratings than Keyport. No one company dominates the industry. In addition, Keyport's products compete with alternative investment vehicles available through financial institutions, brokerage firms and investment managers. Management believes that Keyport competes principally with respect to product features, pricing, ratings and service; management also believes that Keyport can continue to compete successfully in this market by offering innovative products and superior services. In addition, financial institutions and broker-dealers focus on the insurer's ratings for financial strength or claims-paying ability in determining whether to market the insurer's annuities.

F.  Employees

As of December 31, 1996, Keyport had 358 full-time employees.

G. Regulation

Keyport's  business  activities  are extensively  regulated.   The  following
briefly summarizes the principal regulatory requirements and certain related matters.

Keyport's retirement-oriented insurance products generally are issued as individual policies. The policy is a contract between the issuing insurance company and the policyholder. Policy forms, including all principal contract terms, are regulated by state law. Generally, the policy form must be approved by the insurance department or similar agency of a state in order for the policy to be sold in that state.

Keyport is chartered in Rhode Island, and the Rhode Island Department of Business Regulation is its primary oversight regulator. Keyport also must be licensed by the state insurance regulators in each other jurisdiction in which it conducts business. It currently is licensed to conduct business in 49 states (the exception being New York), and in the District of Columbia and the Virgin Islands. State insurance laws generally provide regulators with broad powers related to issuing licenses to transact business, regulating marketing and other trade practices, operating guaranty associations, regulating certain premium rates, regulating insurance holding company systems, establishing reserve requirements, prescribing the form and content of required financial statements and reports, performing financial and other examinations, determining the reasonableness and adequacy of statutory capital and surplus, regulating the type and amount of investments permitted, limiting the amount of dividends that can be paid and the size of transactions that can be consummated without first obtaining regulatory approval, and other related matters.

In recent years, various states have adopted new quantitative standards promulgated by the National Association of Insurance Commissioners ("NAIC"). These standards are designed to reduce the risk of insurance company insolvencies, in part by providing an early warning of financial or other difficulties. These standards include the risk-based capital ("RBC") requirements. RBC requirements attempt to measure statutory capital and surplus needs based on the risks in a company's mix of products and investment portfolio. The requirements provide for four different levels of regulatory attention which implement increasing levels of regulatory control (ranging from development of an action plan to mandatory receivership). As of December 31, 1996, Keyport's capital was approximately 2.3 times the level at which the lowest of these regulatory attention levels would be triggered.

Under the insurance guaranty fund laws existing in each state, insurers can be assessed for certain obligations of insolvent insurance companies. Because assessments typically are not made for several years after an insurer fails, Keyport cannot accurately determine the precise amount or timing of its exposure to known insurance company insolvencies at this time.
For certain information regarding the Company's historical and estimated future assessments, see Note 11 to the Company's Consolidated Financial Statements.

Rhode Island law imposes prior approval requirements for certain transactions with affiliates and generally regulates dividend payments by a Rhode Island-chartered insurance subsidiary to its parent company. Keyport may not make dividend payments in excess of the lesser of (i) 10% of its statutory surplus as of the preceding December 31 or (ii) its statutory net gain from operations for the preceding fiscal year without prior approval by the Rhode Island Department of Business Regulation. As of December 31, 1996, such restriction would limit dividends without such approval to approximately $42.5 million. Keyport has not paid any dividends since its acquisition in December, 1988.

KFSC,  a  subsidiary  of Keyport, is regulated as a broker-dealer  under  the
Exchange   Act   and  is  a  member  of  the  NASD.  (See  "Distribution   of
Certificate".)

                             COMPANY MANAGEMENT

The following are the principal officers and directors of the Company:




                                                       Other Business,
                              Position with            Vocation or
                              Keyport                  Employment for
Name, Age                     Year of Election         Past Five Years

Kenneth R. Leibler,           Chairman of the Board,   Chief Executive
48                            12/31/94,                Officer 1/1/95;
                                                       formerly of Liberty
                                                       Financial Companies
                                                       Inc.

F. Remington Ballou, 68       Director, 3/7/62         President of B. A.
                                                       Ballou & Co., Inc.,
                                                       East Providence, RI

Frederick Lippit, 80          Director, 3/7/62,        Chairman of The
                              and Assistant            Providence Plan,
                              Secretary 4/9/69         Providence, RI

Robert C. Nyman, 61           Director, 4/11/96        President and
                                                       Chairman of Nyman
                                                       Manufacturing Co.,
                                                       East Providence, RI

John W. Rosensteel, 56        President, Chief         Formerly Chief
                              Executive Officer,       Operating Officer of
                              and Director,            the Company,
                              12/30/92                 11/5/92; Chairman of
                                                       the Board and Director
                                                       of KFSC, 11/12/92;
                                                       Chairman of the Board
                                                       and Director of KASC,
                                                       1/8/93; President,
                                                       Chief Executive
                                                       Officer, and Chairman
                                                       of the  Board of
                                                       Independence Life and
                                                       Annuity Co., 10/1/93;
                                                       formerly Senior Vice
                                                       President Aetna Life &
                                                       Casualty, Hartford, CT

John E. Arant, III, 52   Senior Vice                   Vice President,
                         President and                 Chief Sales Officer
                         Chief Sales                   of KFSC,5/20/94;
                         Officer, 5/16/94              Director, 3/1/95,
                                                       Senior Vice President
                                                       and Chief Sales
                                                       Officer, 5/20/94 of
                                                       Independence Life and
                                                       Annuity Company;
                                                       Director and Senior
                                                       Vice President and
                                                       Chief Sales Officer,
                                                       KASC, 3/10/95;
                                                       Formerly Vice
                                                       President of Aetna
                                                       Investment Management
                                                       Company and Senior
                                                       Vice President of
                                                       Aetna Capital
                                                       Management Company

Bernard R. Beckerlegge,  Senior Vice President         Senior Vice President
50                       and General Counsel,          and General Counsel of
                         9/1/95                        Independence Life and
                                                       Annuity Company,
                                                       10/9/95; formerly
                                                       General Counsel for
                                                       B.T. Variable
                                                       Insurance Co., 8/1/88

Stephen B. Bonner, 50    Senior Vice President,        Formerly President
                         11/7/96                       of Construction
                                                       Information Group at
                                                       McGraw Hill, 12/1/92;
                                                       formerly Vice
                                                       President, Prudential
                                                       Insurance Company of
                                                       America, 9/1/88

Paul H. LeFevre, Jr., 54 Executive Vice President,     Formerly Senior Vice
                         4/10/97, and Chief            President of the
                         Financial Officer, 9/1/95     Company, 9/1/95;
                                                       Director and Senior
                                                       Vice President and
                                                       Chief Financial
                                                       Officer of KASC,
                                                       1/8/93; Director,
                                                       Senior Vice and Chief
                                                       Financial Officer of
                                                       Independence Life and
                                                       Annuity Company,
                                                       10/1/93

Francis E. Reinhart, 56  Senior Vice President,        Formerly Chief
                         4/5/90 and Chief              Administrative
                         Information Officer, 4/10/97  Officer of the
                                                       Company, 4/5/90;
                                                       Director, 3/15/95 Vice
                                                       President,
                                                       Administration,
                                                       10/24/85, of KFSC;
                                                       Senior Vice President
                                                       and Chief
                                                       Administrative Officer
                                                       of KASC, 1/8/93;
                                                       Senior Vice President
                                                       and Chief
                                                       Administrative Officer
                                                       of Independence Life
                                                       and Annuity Company,
                                                       10/1/93

Bruce J. Crozier, 51     Vice President and Chief      Vice President and
                         Actuary, 11/9/90              Chief Actuary of
                                                       Independence Life and
                                                       Annuity Company,
                                                       10/1/93

James P. Greaton, 39     Vice President and            Formerly Valuation
                         Corporate Actuary, 5/6/96     Actuary, Providian
                                                       Capital Management
                                                       5/94

Jeffery J. Lobo, 35      Vice President, Risk          Formerly Assistant
                         Management, 5/4/96            Vice President of
                                                       Quantitative Research
                                                       for the Company,
                                                       2/8/95; formerly Vice
                                                       President of Credit
                                                       Suisse Financial
                                                       Products, 11/94;
                                                       trader for SBCI
                                                       Securities (Asia) Inc.
                                                       7/93; trader for
                                                       O'Connor & Associates,
                                                       5/92

Stewart R. Morrison, 40  Senior Vice President,        Vice President,
                         4/10/97, and Chief            Investments, of
                         Investment Officer, 5/6/94    KASC, 1/8/93; Vice
                                                       President and Chief
                                                       Investment Officer of
                                                       Independence Life and
                                                       Annuity Company,
                                                       10/1/93; formerly Vice
                                                       President of
                                                       Investments for the
                                                       Company, 8/92

Jeffery J. Whitehead, 40 Vice President and            Vice President and
                         Treasurer, 5/4/95             Treasurer of
                                                       Independence Life and
                                                       Annuity, 5/4/95;
                                                       formerly Vice
                                                       President and
                                                       Controller for the
                                                       Company, 8/92

                EXECUTIVE COMPENSATION TABLES AND INFORMATION

The tables that appear below, along with the accompanying text and footnotes, provide information on compensation and benefits for the named executive officers, in accordance with applicable Securities and Exchange Commission requirements. All the data regarding values for stock options pertain to options to purchase shares of Keyport's parent corporation, Liberty Financial Companies, Inc. ("Liberty Financial"). Such data are hypothetical in terms of the amounts that an individual may or may not receive, because such amounts are contingent on continued employment with Keyport and the price of Liberty Financial's Common Stock ("Common Stock"). All year-end values shown in these tables for outstanding stock options reflect a price of $38.875 per share, which was the closing price of the Common Stock on the New York Stock Exchange on December 31, 1996 (the last trading day of 1996). None of the named executive officers received any perquisites during 1996 exceeding the lesser of $50,000 or 10% of such officer's total salary and bonus for such year.

Summary Compensation Table. The following table sets forth compensation information for 1996 for each of Keyport's chief executive officer and the other four most highly compensated executive officers:

Summary Compensation Table
1996 Compensation

Name and Principal                           Securities       All Other
Position           Base Salary     Bonus     Underlying     Compensation
during 1996           ($)           ($)1     Options (#)       ($)2

John W.
Rosensteel,         396,500        275,000     15,000         27,993
President and Chief
Executive Officer

Paul
LeFevre, Jr.,       275,000        155,000      9,000         15,638
Senior Vice
President and Chief
Financial Officer

John E.
Arant,              215,000        100,000      5,000         96,063
Senior Vice
President and Chief
Sales Officer

Francis E.
Reinhart,           233,000        105,000      7,500         13,136
Senior Vice President
and Chief
Administrative Officer

Bernard R.
Beckerlegge,        185,000         85,000      7,000         31,481
Senior Vice President &
General Counsel
____________________________________________

1  The amounts presented are bonuses earned in 1996 and paid in 1997.

2 Consists of (a) in the case of Mr. Rosensteel, $5,000 of insurance premiums paid by Keyport with respect to term life insurance purchased for his benefit; (b) contributions and interest accruals under defined contribution plans for the benefit of the named executive officers, individually as follows: Mr. Rosensteel, $22,993; Mr. LeFevre, $15,638; Mr. Arant, $15,063; Mr. Reinhart, $13,136; and Mr. Beckerlegge, $1,734; (c) in the case of Mr. Arant, $81,000 for a sales incentive bonus; and (d) in the case of Mr. Beckerlegge, $29,747 of moving expenses reimbursement.

Option Grant Table. The following table sets forth certain information regarding options to purchase Common Stock granted during 1996 by Liberty Financial to the executive officers named in the above Summary Compensation Table.

                    Option Grants in Last Fiscal Year

Name          Number       Percent     Exercise
                of        of Total      Price     Expira-   Potential
            Securities     Options       Per      tion      Realizable
            Underlying    Granted to    Share     on        Value at
             Options      Employees      ($)      Date1     Assumed
           Granted (#)     in 1996                          Annual Rates of
                                                            Stock Price
                                                            Appreciation for
                                                            Option Term ($)2
                                                          5%        10%

John W.
Rosensteel    15,000       2.45%       33.00    5/06/06   311,303   788,903

Paul
LeFevre, Jr.   9,000       1.47%       33.00    5/06/06   186,782   473,342

John E.
Arant III      5,000       0.82%       33.00    5/06/06   103,768   262,968

Francis E.
Reinhart       7,500       1.23%       33.00    5/06/06   155,651   394,451

Bernard R.
Beckerlegge    7,000       1.14%       33.00    5/06/06   145,275   368,155
_____________________

1   Each  option  becomes  exercisable  in  four  equal  annual  installments commencing on May 7, 1997, and vests in full upon the death, disability or retirement of the optionee.

2  Amounts  represent  hypothetical gains that  could  be  achieved  for  the respective options if such options are not exercised until the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% in accordance with applicable SEC regulations, compounded annually from the dates the options were granted until their expiration dates and, therefore, are not intended to forecast possible future appreciation in the Common Stock. This table does not take into account any appreciation in the price of the Common Stock after the date of grant.

Option Exercises and Year-End Values Table. The following table sets forth certain information regarding (i) the 1996 exercises of stock options and
(ii) the stock options held as of December 31, 1996 by the executive officers named in the above Summary Compensation Table.

Aggregate Option Exercises in Last Financial Year and Option Values at Fiscal Year-End

                                 Number
            Shares    Value      of                    Value of
            Acquired  Real-      Securities            Unexercised
            Upon      ized       Underlying            In-the-Money
            Exercise             Unexercised           Options
Name        (#)       ($)        Options at            Year-End ($)
                                 Year-End (#)
                                 Exerc-    Unexerc-    Exerc-    Unexerc-
                                 isable    isable      isable    isable

John W.
Rosensteel   5,500   114,230     39,848    51,211      868,954    737,888

Paul
LeFevre, Jr. 4,000   112,456     39,470    22,944    1,096,402    363,953

John E.
Arant, III   ----     ----        8,531    17,282      130,540    209,149

Francis E.
Reinhart       500    14,057     18,470    14,496      503,370    174,380

Bernard R.
Beckerlegge  ----     ----        ----      7,000        ----      41,125

Certain Additional Information Regarding Executive Officer Compensation

Defined Benefit Retirement Programs. Each of the executive officers in the above Summary Compensation Table participates in Keyport's Pension Plan and Supplemental Pension Plan (collectively, the "Pension Plans"). The following table shows the estimated annual pension benefits payable upon retirement for the specified compensation and years of service classification under Liberty Financial's Pension Plans.

Estimated Annual Retirement Benefits at Age 65 under Pension Plans

                              Years of Service

Compensation           15       20         25         30      35
$  200,000          $ 52,178  $ 69,570  $ 86,963  $ 93,629  $100,296
   400,000           106,178   141,570   176,963   190,296   203,629
   600,000           160,178   213,570   266,963   286,963   306,963
   800,000           214,178   285,570   356,963   383,629   410,296
 1,000,000           268,178   357,570   446,963   480,296   513,629
 1,200,000           322,178   429,570   536,963   576,963   616,963

Benefits under the Pension Plans are based on an employee's average pay for the five highest consecutive years during the last ten years of employment, the employee's estimated social security retirement benefit and years of credited service with Keyport. The current compensation covered by the Pension Plans for each participating executive officer in the above Summary Compensation Table is as follows: Mr. Rosensteel, $583,500; Mr. LeFevre, $386,666; Mr. Reinhart, $320,000; Mr. Arant, $386,500; and Mr. Beckerlegge, $210,000. For purposes of determining benefits payable upon retirement under the Pension Plans, compensation includes base salary and annual bonus. Benefits are payable in the form of a single-life annuity providing for monthly payments. Actuarially equivalent methods of payment may be elected by the recipient. As of December 31, 1996, the executive officers named in the above Summary Compensation Table had the following full credited years of service under the Pension Plans: Mr. Rosensteel, 4 years; Mr. LeFevre, 17 years; Mr. Arant, 3 years; Mr. Reinhart, 12 years; and Mr. Beckerlegge, 1 year.

Change of Control Provisions of 1990 Stock Option Plan. Liberty Financial's 1990 Stock Option Plan, as amended (the "1990 Plan"), provided for the grant of options to officers and other key employees of Liberty Financial for the purchase of shares of Common Stock. As of March 10, 1997, options issued and outstanding under the 1990 Plan included 61,059 shares held by Mr. Rosensteel (44,417 of which were vested), 45,914 shares held by Mr. LeFevre (39,470 of which were then vested); and 19,466 shares held by Mr. Reinhart (16,970 of which were then vested). No additional options will be granted under the 1990 Plan. Upon a change of control of Liberty Financial (defined as the transfer of 50% or more of the equity ownership of Liberty Financial other than solely pursuant to a public offering in which securities are issued for cash), all non-vested options will automatically vest and Liberty Financial's Compensation and Stock Option Plan committee may, in its discretion, elect to cancel all outstanding options by paying the holders thereof an amount equal to the difference between the formula value of the Common Stock (as defined in the 1990 Plan) and the exercise price of the options.


Compensation of Directors. Directors of Keyport who are also employees receive no compensation in addition to their compensation as employees of Keyport. The three outside directors (Lippitt, Ballou, and Nyman) receive $2,000 per quarter, plus $500 for each meeting of the Board of Directors and $200 for each Audit Committee meeting that they attend. Three meetings of the Board of Directors and two meetings of the Audit Committee are scheduled annually.

                              LEGAL PROCEEDINGS


The Company is from time to time involved in litigation incidental to its business. In the opinion of Keyport's management, the resolution of such litigation is not expected to have a material adverse effect on the Company's financial condition or results of operations.


                                   EXPERTS


The consolidated financial statements of Keyport Life Insurance Company at December 31, 1996, and for the year then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Keyport Life Insurance Company and subsidiaries as of December 31, 1995 and for each of the years in the two-year period ended December 31, 1995 have been included herein in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1995 financial statements refers to a change in accounting to adopt Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities.

CHANGE IN ACCOUNTANTS

The consolidated financial statements of Keyport and also Liberty Financial and its subsidiaries, including Keyport, for the year ended December 31, 1996 have been audited and reported upon by Ernst & Young LLP ("E&Y"). Similarly, E&Y will serve as independent auditors of Keyport and Liberty Financial for 1997.

For fiscal years prior to 1996, the consolidated financial statements of Keyport and Liberty Financial and its subsidiaries, were audited and reported on by KPMG Peat Marwick LLP ("KPMG"). On March 13, 1996, following a competitive proposal process, Liberty Financial's Audit Committee terminated KPMG's appointment as independent accountants for Liberty Financial and its audited subsidiaries, including Keyport, effective March 14, 1996, and voted to recommend to the Liberty Financial Board of Directors that E&Y be appointed as Liberty Financial's independent accountants for fiscal year 1996. The Liberty Financial Board of Directors approved this recommendation on April 10, 1996. On April 11, 1996 Keyport's Board of Directors approved such engagement of E&Y.

In connection with the audits of Keyport's financial statements for the two fiscal years ended December 31, 1995, and the subsequent interim period through March 14, 1996, there were no disagreements between Keyport and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to KPMG's satisfaction would have caused KPMG to make reference to the subject matter of the disagreement in connection with KPMG's audit reports on the financial statements of Keyport. In addition, the audit reports of KPMG on the financial statements of Keyport as of and for the two fiscal years ended December 31, 1995 did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty or audit scope. The report of KPMG Peat Marwick LLP covering the December 31, 1995 financial statements refers to a change in accounting to adopt statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, effective January 1, 1994.


                                LEGAL MATTERS


Legal matters with respect to the organization of Keyport, its authority to issue annuity contracts and the validity of the Certificates, as well as matters relating to the Federal securities laws, have been passed upon by Bernard R. Beckerlegge, General Counsel. In addition, certain matters relating to the Federal securities laws have been passed upon by Katten Muchin & Zavis as Special Counsel for Keyport.

                       Report of Independent Auditors



   The Board of Directors
   Keyport Life Insurance Company

   We have audited the accompanying consolidated balance sheet of Keyport Life Insurance Company as of December 31, 1996, and the related consolidated statements of income, stockholder's equity, and cash flows for the year then ended. Our audit also included the financial statement schedules listed in the Index at Item 16. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Keyport Life Insurance Company at December 31, 1996 and the consolidated results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

   As  discussed  in Note 1 to the consolidated financial  statements,   in
1994, the Company changed its method of accounting for certain investments in debt and equity securities.




   Boston, Massachusetts                       /s/ Ernst & Young LLP
   February 5, 1997

                      Independent Auditor's Report


The Board of Directors
Keyport Life Insurance Company

We have audited the consolidated financial statements of Keyport Life Insurance Company and subsidiaries as of December 31, 1995, and for each of the years in the two-year period ended December 31, 1995, as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules as of December 31, 1995 and for the two-year period then ended, as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Keyport Life Insurance Company and subsidiaries as of December 31, 1995, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1995, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, effective January 1, 1994.

/s/KPMG Peat Marwick LLP
Boston, Massachusetts
February 16, 1996

                      KEYPORT LIFE INSURANCE COMPANY

                        CONSOLIDATED BALANCE SHEET
                              (in thousands)

                                                        December 31

                     ASSETS                         1996            1995
Cash and investments:
  Fixed maturities available for sale
   (amortized cost:  1996 - $10,500,431;
   1995 - $9,227,834)                            $10,718,644     $ 9,535,948
  Equity securities (cost:  1996 - $19,412;           35,863          25,214
   1995 - $17,521)
  Mortgage loans                                      67,005          74,505
  Policy loans                                       532,793         498,326
  Other invested assets                              183,622          10,748
  Cash and cash equivalents                          767,385         777,384
              Total cash and investments          12,305,312      10,922,125

Accrued investment income                            146,778         132,856
Deferred policy acquisition costs                    250,355         179,672
Value of insurance in force                           70,819          43,939
Intangible assets                                     19,186          20,314
Federal income taxes recoverable                         323           9,205
Other assets                                          40,316          12,859
Separate account assets                            1,091,468         959,224

              Total assets                       $13,924,557     $12,280,194

      LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

  Policy liabilities                             $11,637,528     $10,084,392
  Current federal income taxes                        13,123           7,666
  Deferred federal income taxes                       25,747          32,823
  Payable for investments purchased
   and loaned                                        211,234         317,715
  Other liabilities                                   38,476          46,161
  Separate account liabilities                     1,017,667         889,106

              Total liabilities                   12,943,775      11,377,863

Stockholder's equity:
  Common stock, $1.25 par value; authorized
   8,000 shares; issued and outstanding
    2,412 shares                                       3,015           3,015
  Additional paid-in capital                         505,933         505,933
  Net unrealized investment gains                     73,599          85,772
  Retained earnings                                  398,235         307,611

              Total stockholder's equity             980,782         902,331

Total liabilities and stockholder's equity       $13,924,557     $12,280,194

                          See accompanying notes

                       KEYPORT LIFE INSURANCE COMPANY

                       CONSOLIDATED INCOME STATEMENT
                              (in thousands)

                                                Year Ended December 31

                                           1996         1995        1994

Revenues:
Investment income                          $790,365     $755,930    $689,575
Interest credited to policyholders         (572,719)    (555,725)   (481,926)
Investment spread                           217,646      200,205     207,649
Net realized investment gains (losses)        5,509       (3,958)     (8,220)
Fee income:
Surrender charges                            14,934       14,772      11,545
Separate account fees                        15,987       13,154      12,495
Management fees                               2,613        1,841       1,233
Total fee income                             33,534       29,767      25,273

Expenses:
Policy benefits                              (3,477)      (4,448)     (4,838)
Operating expenses                          (43,815)     (44,475)    (54,295)
Amortization of deferred policy
  acquisition costs                         (60,225)     (58,541)    (52,174)
Amortization of value of insurance
  in force                                  (10,196)      (9,479)    (16,989)
Amortization of intangible assets            (1,130)      (1,130)     (1,130)

Total expenses                             (118,843)    (118,073)   (129,426)

Income before federal income tax
expense                                     137,846      107,941      95,276
Federal income tax expense                  (47,222)     (38,331)    (32,051)

Net income                                 $ 90,624     $ 69,610    $ 63,225

                          See accompanying notes

                      KEYPORT LIFE INSURANCE COMPANY
               CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
                              (in thousands)

                                                  Net
                                               Unrealized
                                 Additional    Investment
                      Common      Paid-in        Gains    Retained
                      Stock       Capital       (Losses)  Earnings   Total
Balance,
  January 1, 1994     $  1,508   $505,933     $    546    $176,283  $684,270
Adjustment to
  beginning balance
  for change in
  accounting
  principle, net of
  federal income
  taxes                                         41,614                41,614
Net income                                                  63,225    63,225
Common stock dividend
  (1,206 shares)         1,507                              (1,507)
Change in net
  unrealized investment
  gains (losses)                              (106,624)             (106,624)

Balance,
  December 31, 1994      3,015    505,933      (64,464)    238,001   682,485

Net income                                                  69,610    69,610
Change in net unrealized
     investment gains
     (losses)                                  150,236               150,236

Balance,
  December 31, 1995      3,015    505,933       85,772     307,611   902,331

Net income                                                  90,624    90,624
Change in net unrealized
     investment gains
     (losses)                                  (12,173)              (12,173)

Balance,
  December 31, 1996   $  3,015   $505,933     $ 73,599    $398,235  $980,782



                          See accompanying notes

                      KEYPORT LIFE INSURANCE COMPANY
                   CONSOLIDATED STATEMENT OF CASH FLOWS
                              (in thousands)

                                              Year Ended December 31
                                        1996         1995          1994
Cash flows from operating
  activities:
     Net income                         $ 90,624      $ 69,610     $ 63,225
     Adjustments to reconcile net
       income to net cash provided
       by operating activities:
          Interest credited to
            policyholders                572,719       555,725      481,926
          Net realized investment
            (gains) losses                (5,509)        3,958        8,220
          Amortization of value of
            insurance in force and
            intangible assets             11,326        10,609       18,120
          Net amortization on
            investments                  (29,088)        9,688       12,215
          Change in deferred
            policy acquisition costs     (24,403)      (24,630)     (38,852)
          Change in current and
            deferred federal income
            taxes                          4,938         1,953        7,731
          Net change in other assets
          and liabilities                (42,634)      (62,375)     (16,718)
              Net cash provided by
                operating activities     577,973       564,538      535,867

Cash flow from investing activities:
     Investments purchased -
       held to maturity                     --             --      (277,626)
     Investments purchased -
       available for sale             (4,363,074)   (2,851,013)  (2,624,493)
     Investments sold -
       held to maturity                     --          14,930       10,637
     Investments sold -
       available for sale              1,714,023       605,197      950,885
     Investments matured -
       held to maturity                     --         317,773      576,021
     Investments matured -
       available for sale              1,387,664       906,522      854,441
     Increase in policy loans            (34,467)      (21,033)     (35,143)
     Decrease in mortgage loans            7,500        54,947       26,520
     Other assets purchased, net        (130,087)          --           --
     Value of business acquired,
       net of cash                       (30,865)          --          (961)

              Net cash used in
                investing activities  (1,449,306)     (972,677)    (519,719)

Cash flows from financing
activities:
     Withdrawals from
       policyholder accounts          (1,154,087)    (933,785)   (1,034,464)
     Deposits to policyholder
       accounts                        2,134,504    1,116,975     1,202,076
     Securities lending                 (119,083)     317,715          --

               Net cash provided by
                 financing activities    861,334      500,905       167,612
Change in cash and cash equivalents       (9,999)      92,766       183,760
Cash and cash equivalents at
  beginning of year                      777,384      684,618       500,858

Cash and cash equivalents at end
  of year                               $767,385     $777,384      $684,618


                               See accompanying notes

                      KEYPORT LIFE INSURANCE COMPANY

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             December 31, 1996

   1.  Accounting Policies

   Organization

     Keyport Life Insurance Company offers a diversified line of fixed, indexed, and variable annuity products designed to serve the growing retirement saving market. These annuity products are sold through a wide ranging network of banks, agents, and securities dealers.

     The Company is a wholly owned subsidiary of Stein Roe Services Incorporated ("Stein Roe"). Stein Roe is a wholly owned subsidiary of Liberty Financial Companies, Incorporated ("Liberty Financial") which is a majority owned, indirect subsidiary of Liberty Mutual Insurance Company ("Liberty Mutual").

   Principles of Consolidation

   The consolidated financial statements include Keyport Life Insurance Company and its wholly owned subsidiaries, Independence Life and Annuity Company ("Independence Life"), Keyport Advisory Services Corporation, and Keyport Financial Services Corp., (collectively the "Company").

   The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities. All significant intercompany transactions and balances have been eliminated. Certain prior year amounts have been reclassified to conform to the current year's presentation.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Investments

   Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Investments in debt and equity securities classified as available for sale are carried at fair value, and after-tax unrealized gains and losses (net of adjustments to deferred policy acquisition costs and value of insurance in force) are reported as a separate component of stockholder's equity. Realized investment gains and losses are calculated on a first-in, first-out basis.

   On December 31, 1995, pursuant to the "Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," the Company made a one-time reclassification of certain fixed maturity securities from held to maturity to available for sale. The amortized cost of those securities at the time of transfer was $1.4 billion, and the unrealized gain of $13.9 million was recorded net of taxes in stockholder's equity.

   For the mortgage backed bond portion of the fixed maturity investment portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments over the estimated economic life of the security. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments and any resulting adjustment is included in investment income.

   Mortgage loans are carried at amortized cost. Policy loans are carried at the unpaid principal balances plus accrued interest.

   Fee Income

   Fees from investment advisory services are recognized as revenues when services are provided. Revenues from fixed and variable annuities and single premium whole life policies include mortality charges, surrender charges, policy fees, and contract fees and are recognized when earned.

   Deferred Policy Acquisition Costs

   Policy acquisition costs are the costs of acquiring new business which vary with, and are primarily related to, the production of new business.
Such costs include commissions, costs of policy issuance, underwriting, and selling expenses. These costs are deferred and amortized in relation to the present value of estimated gross profits from mortality, investment, and expense margins. Deferred policy acquisition costs are adjusted for amounts relating to unrealized gains and losses on fixed maturity securities the Company has designated as available for sale. This adjustment, net of tax, is included with the change in net unrealized gains or losses that is credited or charged directly to stockholder's equity. Deferred policy acquisition costs have been decreased by $103.7 million at December 31, 1996, and decreased by $151.4 million at December 31, 1995 for this adjustment.

   Value of Insurance in Force

   Value of insurance in force represents the actuarially-determined present value of projected future gross profits from policies in force at the date of their acquisition. This amount is amortized in proportion to the projected emergence of profits over periods not exceeding 15 years for annuities and 25 years for life insurance. Interest is accrued on the unamortized balance at the contract rate of 5.30%, 5.58% and 5.49% for the years ended December 31, 1996, 1995 and 1994, respectively.

   The value of insurance in force is adjusted for amounts relating to the recognition of unrealized investment gains and losses. This adjustment, net of tax, is included with the change in net unrealized gains or losses that is credited or charged directly to stockholder's equity. Value of insurance in force has decreased by $26.0 million at December 31, 1996, and decreased by $32.5 million at December 31, 1995 for this adjustment.

   Estimated net amortization expense of the value of insurance in force as of December 31, 1996 is as follows (in thousands): 1997 - $14,237; 1998 - $12,206; 1999 - $11,236; 2000 - $10,034; 2001 - $8,582; and thereafter -
$40,506.

   Intangible Assets

   Intangible assets consist of goodwill arising from business combinations accounted for as a purchase. Amortization is provided on a straight-line basis over twenty-five years.

   Separate Account Assets and Liabilities

   The assets and liabilities resulting from variable annuity and variable life policies are segregated in separate accounts. Separate account assets, which are carried at fair value, consist principally of investments in mutual funds. Investment income and changes in asset values are allocated to the policyholders, and therefore, do not affect the operating results of the Company. The Company provides administrative services and bears the mortality risk related to these contracts. As of December 31, 1996 and 1995, Keyport also classified as separate account assets $73.8 million and $72.5 million, respectively, of its investments in certain mutual funds sponsored by affiliates of the Company.

   Policy Liabilities

   Policy liabilities consist of deposits received plus credited interest, less accumulated policyholder charges, assessments, and withdrawals related to deferred annuities and single premium whole life policies. Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances.

   Income Taxes

   Keyport Life Insurance Company, Keyport Advisory Services Corporation, and Keyport Financial Services Corp. are included in the consolidated federal income tax return filed by Liberty Mutual. Income taxes have been provided using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes," and are calculated as if the companies filed their own income tax returns. Independence Life is required under tax law to file its own federal income tax return.

   Cash Equivalents

   Short-term investments having an original maturity of three months or less are classified as cash equivalents.

   Recent Accounting Pronouncement

   In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 125"). The relevant provisions of SFAS 125 relating to securities lending, dollar rolls, and other similar secured transactions become effective after December 31, 1997. It is not expected that the adoption of SFAS 125 will have a material effect on the Company's consolidated financial position or results of operations.

   2.  Acquisitions

   On August 9, 1996, Keyport entered into a 100 percent coinsurance agreement for a $954.0 million block of single premium deferred annuities issued by Fidelity & Guaranty Life Insurance Company ("F&G Life"). Under this transaction, the investment risk of the annuity policies was transferred to Keyport. However, F&G Life will continue to administer the policies and will remain contractually liable for the performance of all policy obligations. This transaction increased investments by $923.1 million and value of insurance in force by $30.9 million.

   3.  Investments

   Fixed Maturities

   As of December 31, 1996 and 1995, the Company did not hold any investments in fixed maturities that were classified as held to maturity or trading securities. The amortized cost, gross unrealized gains and losses and fair value of fixed maturity securities are as follows (in thousands):
                                         Gross       Gross
                          Amortized    Unrealized   Unrealized     Fair
                            Cost         Gains        Losses      Value
December 31, 1996
U.S. Treasury securities   $    35,308  $      130  $      (87)  $    35,351
Mortgage backed securities
   of U.S. government
   corporations and
   agencies                  1,666,094      41,401      (8,569)    1,698,926
Obligations of states
   and political
   subdivisions                 23,895         382         (49)       24,228
Debt securities issued
   by foreign governments      246,339      11,718        (554)      257,503
Corporate securities         4,093,473     153,422     (12,298)    4,234,597
Other mortgage backed
   securities                2,413,020      47,596     (23,970)    2,436,646
Asset backed
   securities                1,736,012      15,531      (6,440)    1,745,103
Senior secured loans           286,290           -          -        286,290

  Total fixed maturities   $10,500,431  $  270,180  $  (51,967)  $10,718,644

[CAPTION]                                  Gross       Gross
                          Amortized     Unrealized   Unrealized     Fair
                            Cost           Gains       Losses      Value
December 31, 1995
U.S. Treasury securities   $   360,157   $   9,020   $    (209)  $   368,968
Mortgage backed securities
   of U.S. government
   corporations and
   agencies                 1,585,538       58,795      (5,250)    1,639,083
Obligations of states
   and political
   subdivisions                26,688        1,324         -          28,012
Debt securities issued
   by foreign governments      57,446        4,258         -          61,704
Corporate securities        3,479,584      224,332      (7,309)    3,696,607
Other mortgage backed
   securities               1,951,480       66,530     (71,754)    1,946,256
Asset backed securities     1,543,891       29,823      (1,446)    1,572,268
Senior secured loans          223,050          -           -         223,050
  Total fixed maturities   $9,227,834    $ 394,082   $ (85,968)   $9,535,948

   At  December  31,  1996,  gross unrealized gains on  equity  securities, interest rate cap agreements and investments in separate accounts aggregated $29.9 million, and gross unrealized losses aggregated $5.3 million, respectively. At December 31, 1995, gross unrealized gains on equity securities, interest rate cap agreements and investments in separate accounts aggregated $16.9 million, and gross unrealized losses aggregated $9.3 million, respectively.

   Contractual Maturities

   The amortized cost and fair value of fixed maturities by contractual maturity as of December 31, 1996 are as follows (in thousands):

                                        Amortized         Fair
                                           Cost           Value
December 31, 1996

Due in one year or less                  $   487,373    $   489,136
Due after one year through five years      1,522,400      1,559,816
Due after five years through ten years     2,013,432      2,084,939
Due after ten years                          662,100        704,078
                                           4,685,305      4,837,969
Mortgage and asset backed securities       5,815,126      5,880,675
                                         $10,500,431    $10,718,644

   Actual maturities will differ in some cases from those shown above because borrowers may have the right to call or prepay obligations.

Net Investment Income

Net investment income is summarized as follows (in thousands):

                                               Year Ended December 31
                                               1996        1995        1994

Fixed maturities                            $ 737,372  $ 681,998   $ 635,947
Mortgage loans and other invested assets       11,422     12,881      15,416
Policy loans                                   30,188     28,485      26,295
Equity securities                               4,494      4,807       2,132
Cash and cash equivalents                      36,138     41,643      20,727
    Gross investment income                   819,614    769,814     700,517

Investment expenses                           (12,708)   (10,837)    (10,118)
Amortization of options and interest
    rate caps                                 (16,541)    (3,047)       (824)

     Net investment income                  $ 790,365  $ 755,930   $ 689,575

There were no non-income producing fixed maturity investments as of December 31, 1996 or 1995.

Net Realized Investment Gains (Losses)

   Net realized investment gains (losses) are summarized as follows (in thousands):

                                            1996        1995         1994

Year Ended December 31
Fixed maturities held to maturity:
   Gross gains                           $     -    $    1,306   $     3,493
   Gross losses                                -           (64)         (755)

Fixed maturities available for sale:
   Gross gains                             24,304        8,156        26,043
   Gross losses                           (17,814)     (15,982)      (26,831)

Equity securities                             916        1,279          (845)
Interest rate swaps                             -         (860)          (28)
Other                                        (208)         (13)         (809)
Impairment write-downs                          -            -       (11,514)
Gross realized investment gains (losses)    7,198       (6,178)      (11,246)

Amortization adjustments  of  deferred
    policy acquisition costs and value of
    insurance inforce                      (1,689)       2,220         3,026

Net realized investment gains (losses)    $ 5,509     $ (3,958)   $   (8,220)

   Proceeds from sales of fixed maturities available for sale were $1.7 billion, $565.4 million and $927.8 million, for the years ended December 31, 1996, 1995, and 1994, respectively. The sale of fixed maturities held to maturity during 1995 and 1994 relate to certain securities, with amortized cost of $15.0 million and $10.6 million, respectively, which were sold specifically due to a decline in the issuers' credit quality.

   Deferred tax liabilities for the Company's unrealized holding gains and losses, net of adjustments to deferred policy acquisition costs and value of insurance inforce were $39.5 million and $46.2 million at December 31, 1996 and 1995, respectively.

   No investment in any person or its affiliates (other than bonds issued by agencies of the United States government) exceeded ten percent of stockholder's equity at December 31, 1996.

   At December 31, 1996, the Company did not have a material concentration of financial instruments in a single investee, industry or geographic location.

   At December 31, 1996, $987.0 million of fixed maturities were below investment grade.

   4.  Off Balance Sheet Financial Instruments

   The Company's primary objective in acquiring off balance sheet financial instruments is the management of interest rate risk. Interest rate risk results from a mismatch in the timing and amount of invested asset and policyholder liability cash flows. The Company seeks to manage this risk through various asset/liability management strategies such as the setting of renewal rates and by investment portfolio actions designed to address the interest rate sensitivity of asset cash flows in relation to liability cash flows. Portfolio actions used to manage interest rate risk primarily include managing the effective duration of portfolio securities and utilizing interest rate swaps and caps. Outstanding off balance sheet financial instruments, shown in notional amounts along with their carrying value and fair values, are as follows (in thousands):

                                           Assets (Liabilities)
                                        Carrying     Fair    Carrying   Fair
                    Notional Amounts     Value      Value     Value     Value

December 31          1996        1995      1996       1996      1995     1995

Interest rate
  cap agreements  $  450,000  $  450,000 $  6,192 $  1,363 $  8,755 $  1,461
Indexed call
  options                -          -     109,561  109,561    7,785    7,785
Interest rate
  swaps            2,275,000   1,975,000   (8,753)  (8,753) (64,124) (64,124)

   The interest rate cap agreements, which expire in 1997 through 2000, entitle the Company to receive payments from the counterparties on specified future dates, contingent on future interest rates. For each cap, the amount of such payment, if any, is determined by the excess of a market interest rate over a specified cap rate times the notional amount. The premium paid for the interest rate caps is included in other invested assets and is being amortized over the terms of the agreements and is included in net investment income. Interest rate contracts relating to investments designated as available for sale are adjusted to fair value with the resulting unrealized gains and losses included in stockholder's equity. Fair values for these contracts are based on current settlement values. The current settlement values are based on quoted market prices and brokerage quotes, which utilize pricing models or formulas using current assumptions.

   The Company uses indexed call options for purposes of hedging its equity-indexed products. The call options hedge the interest credited on these 1 and 5 year term products, which is based on the changes in the Standard & Poor's 500 Composite Stock Price Index ("S&P Index"). Premiums paid on the call options are amortized to interest expense over the terms of the underlying equity-indexed products using the straight line method. Gains and losses, if any, resulting from the early termination of the call option are deferred and amortized to interest credited over the remaining term of the underlying equity-indexed products.

   At December 31, 1996 the Company had approximately $73.1 million of unamortized premium in call option contracts. The call options' maturities range from 1997 to 2001. The Company carries its S&P Index call options at market value.

   Deferred losses of $7.9 million and $10.6 million as of December 31, 1996 and 1995, respectively, resulting from terminated interest rate swap agreements are included with the related fixed maturity securities to which the hedge applied and are being amortized over the life of such securities.

   The Company is exposed to potential credit loss in the event of nonperformance by counterparties on interest rate cap agreements and interest rate swaps. Nonperformance is not anticipated and, therefore, no collateral is held or pledged. The credit risk associated with these agreements is minimized by purchasing such agreements from investment-grade counterparties.

   5.  Income Taxes

   Income tax expense is summarized as follows (in thousands):

Year Ended December 31              1996        1995         1994

Current                          $52,369       $37,746      $18,118
Deferred                          (5,147)          585       13,933
                                 $47,222       $38,331      $32,051

   A reconciliation of income tax expense with expected federal income tax expense computed at the applicable federal income tax rate of 35% is as follows (in thousands):

Year Ended December 31               1996            1995         1994

Expected income tax expense      $ 48,246        $ 37,779       $ 33,347
Increase (decrease) in income
taxes resulting from:
    Nontaxable investment income   (1,216)         (1,737)        (2,099)
    Amortization of goodwill          396             396            396
    Other, net                       (204)          1,893            407
Income tax expense               $ 47,222        $ 38,331       $ 32,051

   The components of deferred federal income taxes are as follows (in thousands):

December 31                                       1996           1995

Deferred tax assets:
    Policy liabilities                          $171,327       $140,971
    Guaranty fund expense                          6,260          7,679
    Deferred gain on interest rate swaps           --               312
    Net operating loss carryforwards               2,667          3,041
    Other                                          3,915          1,039
    Total deferred tax assets                    184,169        153,042

Deferred tax liabilities:
    Deferred policy acquisition costs            (63,076)       (44,468)
    Value of insurance in force and
      intangible assets                          (20,539)        (7,152)
    Excess of book over tax basis of
      investments                               (118,403)      (127,991)
    Separate account asset                        (4,557)        (2,539)
    Deferred loss on interest rate swaps          (2,765)        (3,715)
    Other                                           (576)          --
       Total deferred tax liabilities           (209,916)      (185,865)
           Net deferred tax liability      $     (25,747)    $  (32,823)

   As of December 31, 1996, the Company had approximately $7.6 million of purchased net operating loss carryforwards (relating to the acquisition of Independence Life). Utilization of these net operating loss carryforwards, which expire through 2006, is limited to use against future profits. The Company believes that it is more likely than not that it will realize the benefit of its deferred tax assets.

   Income taxes paid were $46.9 million, $44.7 million and $28.8 million in 1996, 1995 and 1994, respectively.

   6.  Retirement Plans

   Keyport employees and certain employees of Liberty Financial are eligible to participate in the Liberty Financial Companies, Inc. Pension Plan (the "Plan"). It is the Company's practice to fund amounts for the Plan sufficient to meet the minimum requirements of the Employee Retirement Income Security Act of 1974. Additional amounts are contributed from time to time when deemed appropriate by the Company. Under the Plan, all employees are vested after five years of service. Benefits are based on years of service, the employee's average pay for the highest five consecutive years during the last ten years of employment, and the employee's estimated social security retirement benefit. Plan assets consist principally of investments in certain mutual funds sponsored by an affiliated company.

   The Company also has an unfunded non-qualified Supplemental Pension Plan ("Supplemental Plan") collectively with the Plan, (the "Plans"), to replace benefits lost due to limits imposed on Plan benefits under the Internal Revenue Code.

   The following table sets forth the Plans' funded status. Substantially all the Plans' assets are invested in mutual funds sponsored by the Company.

                                                1996          1995
December 31
(Dollars in thousands)

Actuarial present value of benefit
  obligations:
    Vested benefit obligations                 $ 7,172       $  6,082
    Accumulated benefit obligation             $ 7,963       $  6,915

Projected benefit obligation                   $10,559       $  9,185
Plan assets at fair value                       (6,399)        (5,703)
Projected benefit obligation in excess of
  the Plans' assets                              4,160          3,482
Unrecognized net actuarial loss                 (1,496)        (1,740)
Prior service cost not yet recognized in
net periodic pension cost                         (183)          (206)

Accrued pension cost                           $ 2,481       $  1,536

   The assumptions used to develop the actuarial present value of the projected benefit obligation and the expected long-term rate of return on plan assets are as follows:

Year Ended December 31                       1996         1995         1994

Pension cost includes the following
  components:
Service cost benefits earned during the
  period                                     $  717      $  541       $  532
Interest cost on projected benefit
  obligation                                    725         603          534
Actual return on Plan assets                   (732)       (999)          63
Net amortization and deferred amounts           357         600         (338)
Total net periodic pension cost              $1,067      $  745      $   791

Discount rate                                 7.50%        7.25%        8.25%
Rate of increase in compensation level        5.25%        5.25%        5.25%
Expected long-term rate of return on
  assets                                      8.50%        8.50%        8.50%

   The Company provides various other funded and unfunded defined contribution plans, which include savings and investment plans and supplemental savings plans. For each of the years ended December 31, 1996, 1995 and 1994, expenses related to these defined contribution plans totaled (in thousands) $589.7, $595.0 and $533.5, respectively.

   7. Fair Value of Financial Instruments

   The following discussion outlines the methodologies and assumptions used to determine the fair value of the Company's financial instruments. The aggregate fair value amounts presented herein do not necessarily represent the underlying value of the Company, and accordingly, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value information presented herein.

   The following methods and assumptions were used by the Company in determining fair values of financial instruments:

        Fixed maturities and equity securities: Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturities not actively traded, the fair values are determined using values from independent pricing services, or, in the case of private placements, are determined by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the securities. The fair values for equity securities are based on quoted market prices.

        Mortgage   loans:  The  fair  value  of  mortgage  loans   are
     determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.

        Policy loans: The carrying value of policy loans approximates fair value.

        Other invested assets, cash: The carrying value for assets classified as other invested assets and cash in the accompanying balance sheets approximates their fair value.

        Policy liabilities: Deferred annuity contracts are assigned fair value equal to current net surrender value. Annuitized contracts are valued based on the present value of the future cash flows at current pricing rates.

   The   fair  values  and  carrying  values  of  the  Company's  financial instruments are as follows (in thousands):

December 31                        1996                      1995
                            Carrying     Fair         Carrying      Fair
                            Value        Value        Value         Value
Assets:
  Fixed maturity
    securities           $10,718,644  $10,718,644  $ 9,535,948  $ 9,535,948
  Equity securities           35,863       35,863       25,214       25,214
  Mortgage loans              67,005       73,424       74,505       79,697
  Policy loans               532,793      532,793      498,326      498,326
  Other invested assets      183,622      183,622       10,748       10,748
  Cash and cash
    equivalents              767,385      767,385      777,384      777,384

Liabilities:
  Policy liabilities      11,637,528   11,127,352   10,084,392    9,650,113

   8. Quarterly Financial Data, in thousands (unaudited)

Quarter Ended 1996        March 31    June 30  September 30  December 31

Investment income        $ 187,728   $ 188,334   $ 200,253   $ 214,050
Interest credited to
  policyholders           (138,109)   (136,161)   (146,071)   (152,378)
Investment spread           49,619      52,173      54,182      61,672
Net realized investment
  gains (losses)             2,052      (2,487)        755       5,189
Fee income                   7,769       8,006       9,015       8,744
Pretax income               30,340      29,650      34,575      43,281
Net income                  19,688      19,943      22,289      28,704

Quarter Ended 1995        March 31      June 30    September 30   December 31

Investment income        $ 183,784   $ 189,496   $ 189,652    $ 192,998
Interest credited to
  policyholders           (130,919)   (139,226)   (143,317)    (142,263)
Investment spread           52,865      50,270      46,335       50,735
Net realized investment
  gains (losses)            (5,652)       (719)      1,430          983
Fee income                   7,308       7,919       7,217        7,323
Pretax income               23,348      29,452      28,395       26,746
Net income                  15,370      18,675      18,251       17,314

   9.  Statutory Information

   Keyport is domiciled in Rhode Island and prepares its statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the Department of Business Regulation of the State of Rhode Island. Statutory surplus differs from stockholder's equity reported in accordance with GAAP primarily because policy acquisition costs are expensed when incurred, investment reserves and policy liabilities are based on different assumptions, and income tax expense reflects only taxes paid or currently payable. Keyport's statutory surplus and net income are as follows (in thousands):

Year Ended December 31             1996           1995         1994

Statutory surplus             $  567,735     $  535,179     $  546,440
Statutory net income              40,237         38,264         23,385

   10.  Transactions with Affiliated Companies

   The Company reimbursed Liberty Financial and certain affiliates for expenses incurred on its behalf for the years ended December 31, 1996, 1995 and 1994. These reimbursements included corporate, general, and administrative expenses, corporate overhead, such as executive and legal support, and investment management services. The total amounts reimbursed were $7.8 million, $7.6 million and $7.3 million for the years ended
December 31, 1996, 1995 and 1994 , respectively. In addition, certain affiliated companies distribute the Company's products and were paid $6.4 million, $7.6 million and $15.3 million by the Company for the years ended December 31, 1996, 1995, and 1994, respectively.

   Keyport has mortgage notes in the original principal amount of $100.0 million on properties owned by certain indirect subsidiaries of Liberty Mutual. The notes were purchased for their face value. Liberty Mutual has agreed to provide credit support to the obligors under these notes with respect to certain payments of principal and interest thereon. As of December 31, 1996 and 1995, the amounts outstanding were $39.5 million.

      Dividend payments to Liberty Financial from the Company are governed by insurance laws which restrict the maximum amount of dividends that may be paid without prior approval of the Department of Business Regulation of the State of Rhode Island. As of December 31, 1996, the maximum amount of dividends (based on statutory surplus and statutory net gains from operations) which may be paid by Keyport was approximately $42.5 million.

   11. Commitments and Contingencies

   Leases: The Company leases data processing equipment, furniture and certain office facilities from others under operating leases expiring in various years through 2001. Rental expense (in thousands) amounted to $3,213, $3,221 and $3,011 for the years ended December 31, 1996, 1995 and
1994, respectively. For each of the next five years, and in the aggregate, as of December 31, 1996, the following are the minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year (in thousands):

       Year         Payments

       1997       $    2,641
       1998            2,992
       1999            2,815
       2000            2,731
       2001            2,715
                  $   13,894

   Legal Matters: The Company is involved at various times in litigation common to its business. In the opinion of management, provisions made for potential losses are adequate and the resolution of any such litigation is not expected to have a material adverse effect on the Company's financial condition or its results of operations.

   Regulatory Matters: Under existing guaranty fund laws in all states, insurers licensed to do business in those states can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. The actual amount of such assessments will depend upon the final outcome of rehabilitation proceedings and will be paid over several years. In 1996, 1995 and 1994, Keyport was assessed $10.0 million, $8.1 million, and $7.7 million, respectively. During 1996, 1995 and 1994, Keyport recorded $1.0 million, $2.0 million, and $7.2 million respectively, of provisions for state guaranty fund association expense. At December 31, 1996 and 1995, the reserve for such assessments was $12.9 million and $21.9 million, respectively.

                                 APPENDIX A

FORMULA FOR INDEX INCREASES AND/OR DECREASES, AND ILLUSTRATION OF INDEX INCREASES AND INDEX DECREASES

The Certificate provides that the Index Increase or Index Decrease is to be calculated on each Sub-Account Anniversary. On the first Sub-Account Anniversary in a Term, the formula for the Index Increase or Decrease, if any, is:

                           A x ((C-D)/D x (E/F) x G

This calculation provides the proportionate credit for any change in the S&P Index from its value at the beginning of the Term to its value on the first Sub-Account Anniversary.

For every Sub-Account Anniversary after the first in a Term, the calculation of the Index Increases or Index Decreases, if any, is the sum of two parts:

Part 1 represents the proportionate credit for an increase (if any) in the S&P Index from its prior highest Sub-Account Anniversary value to its value on the current Sub-Account Anniversary. The formula for Part 1 is:

                           A x ((C-B)/D) x (E/F) x G

Part 2 represents the proportionate credit for an increase(s) or decrease(s) (if any) in the S&P Index occurring on a prior Sub-Account Anniversary(ies). The formula for Part 2 is:

                           A x ((B-D)/D) x (1/F) x G

where:
A    is the Participation Rate for the Term
B is the highest S&P Index Value on all Sub-Account Anniversaries, excluding the S&P Index value at the beginning of the Term and on the current Sub-Account Anniversary. The value of B can never be less than the Minimum S&P Index Value nor greater than the Maximum S&P Index value. The Minimum S&P Index Value and the Maximum S&P Index Value are defined below.
C is the value of the S&P Index on the current Sub-Account Anniversary, not less than B or greater than the Maximum S&P Index Value for the Term.
D    is the S&P Index value at the beginning of the Term
E    is the number of completed Sub-Account Years in the Term
F    is the total number of Sub-Account Years in the Term
G is the smaller of the Indexed Value at the beginning of the term and the Indexed Value (prior to the crediting of any Index Increases and/or Decreases) on any Sub-Account Anniversary in the Term, including the current Sub-Account Anniversary

The Minimum S&P Index Value and the Maximum S&P Index Value are defined as follows:

Minimum S&P Index Value = [(Floor / Participation Rate for Term) + 1] x Beginning of Term S&P Index Value]

Maximum S&P Index value = [(Cap / Participation Rate for Term) + 1] x Beginning of Term S&P Index Value]

Using the assumptions below, we have prepared the following six illustrations using different assumptions as to changes in the S&P Index value during the course of the Term. THESE ASSUMPTIONS AND ILLUSTRATIONS ARE NOT AND ARE NOT INTENDED AS PREDICTIONS OF CHANGES IN THE S&P INDEX DURING THE COURSE OF ANY TERM. THE S&P INDEX MAY RISE OR FALL DURING THE COURSE OF A TERM, AND AT THE END OF A TERM THE S&P INDEX VALUE MAY BE HIGHER OF LOWER THAN AT THE BEGINNING OF THE TERM. KEYPORT MAKES NO PREDICTIONS, REPRESENTATIONS, OR GUARANTEES AS TO FUTURE CHANGES IN THE S&P INDEX. THESE VALUES ARE BASED ON THE ASSUMPTION THAT NO PARTIAL SURRENDERS ARE MADE.

Illustration No. 1
Assumptions:

Term Length (Years)             = 5
Beginning Indexed Value         = $100,000
Beginning S&P Index Value       = 500
Participation Rate              = 80%
Cap                             = 80%
Maximum S&P Index Value         = [(80%/80%) + 1] x 500 = 1,000
Floor                           = 0%
Minimum S&P Index Value         = [(0%/80%) + 1] x 500 = 500

End   Value   Change   Value    Value    Value     Value
of      of     in       of       of       of         of         Indexed
Year  INDEX   INDEX     B*       C        Part I     Part 2       Value
0      500                                                    $100,000.00
1      600     20%      500      600    $ 3,200     N/A       $103,200.00
2      690     38%      600      690    $ 5,760   $ 3,200     $112,160.00
3      775     55%      690      775    $ 8,160   $ 6,080     $126,400.00
4      900     80%      775      900    $16,000   $ 8,800     $151,200.00
5     1035    107%      900    1,000    $16,000   $12,880     $180,000.00

* Although B has a value on the first anniversary, it is part of the formula for the calculation of Index Increases on the first Anniversary, but is used as a comparison value in the calculation of C.

Illustration No. 2
Assumptions:

Term Length (Years)              = 5
Beginning Indexed Value          = $100,000
Beginning S&P Index Value        = 500
Participation Rate               = 80%
Cap                              = 80%
Maximum S&P Index Value          = 1,000
Floor                            = -5%
Minimum S&P Index Value          = 468.75

End   Value   Change   Value    Value    Value     Value
of      of     in       of       of       of        of         Indexed
Year  INDEX   INDEX     B*       C       Part I    Part 2       Value
0     500                                                     $100,000.00
1     450      -10%   468.75   468.75  -1,000.00    N/A       $ 99,000.00
2     425      -15%   468.75   468.75       0.00   -990.00    $ 98,010.00
3     450      -10%   468.75   468.75       0.00   -980.10    $ 97,029.90
4     430      -14%   468.75   475.00       0.00   -970.30    $ 96,059.60
5     400      -20%   468.75   475.00       0.00   -960.60    $ 95,099.00

* Although B has a value on the first anniversary, it is part of the formula for the calculation of Index Increases on the first Anniversary, but is used as a comparison value in the calculation of C.

Illustration No. 3
Assumptions:

Term Length (Years)               = 5
Beginning Indexed Value           = $100,000
Beginning S&P Index Value         = 500
Participation Rate                = 80%
Cap                               = 80%
Maximum S&P Index Value           = 1,000
Floor                             = -10%
Minimum S&P Index Value            = 437.50

End   Value   Change   Value    Value    Value     Value
of      of      in      of       of       of        of          Indexed
Year  INDEX   INDEX     B*        C      Part I    Part 2        Value
0     500                                                     $100,000.00
1     450     -10%    437.50   450.00  -1,600.00      N/A     $ 98,400.00
2     485      -3%    450.00   485.00   2,204.16  -1,574.40   $ 99,029.76
3     500       0%    485.00   500.00   1,416.96    -472.32   $ 99,974.40
4     520       4%    500.00   520.00   2,519.04       0.00   $102,493.44
5     550      10%    520.00   550.00   4,723.20     629.76   $107,846.40

* Although B has a value on the first anniversary, it is part of the formula for the calculation of Index Increases on the first Anniversary, but is used as a comparison value in the calculation of C.

Illustration No. 4
Assumptions:

Term Length (Years)               = 5
Beginning Indexed Value           = $100,000
Beginning S&P Index Value         = 500
Participation Rate                = 80%
Cap                               = 80%
Maximum S&P Index Value           = 1,000
Floor                             = none
Minimum S&P Index Value            = unlimited

End   Value   Change   Value    Value    Value     Value
of      of      in       of      of       of         of         Indexed
Year  INDEX    INDEX     B*       C      Part I     Part 2       Value
0     500                                                     $100,000.00
1     450     -10%    <1,000    450    -1,600.00     N/A      $ 98,400.00
2     425     -15%       450    450         0.00   -1,574.40  $ 96,825.60
3     450     -10%       450    450         0.00   -1,549.21  $ 95,276.39
4     475      -5%       450    475     3,048.84   -1,524.42  $ 96,800.81
5     400     -20%       475    475         0.00   -762.21    $ 96,038.60

* Although B has a value on the first anniversary, it is part of the formula for the calculation of Index Increases on the first Anniversary, but is used as a comparison value in the calculation of C.

Illustration No. 5
Assumptions:

Term Length (Years)               = 5
Beginning Indexed Value           = $100,000
Beginning S&P Index Value         = 500
Participation Rate                = 80%
Cap                               = 80%
Maximum S&P Index Value           = 1,000
Floor                             = -5%
Minimum S&P Index Value            = 468.75

End   Value   Change   Value    Value    Value     Value
of     of       in       of       of       of         of         Indexed
Year  INDEX   INDEX      B*       C      Part I     Part 2        Value
0     500                                                     $100,000.00
1     450     -10%    468.75   468.75  -1,600.00    N/A       $ 99,000.00
2     425     -15%    468.75   468.75       0.00   -990.00    $ 98,010.00
3     450     -10%    468.75   468.75       0.00   -980.10    $ 97,029.90
4     475      -5%    475.00   475.00     776.24   -970.30    $ 96,835.84
5     400     -20%    475.00   475.00       0.00   -774.69    $ 96,061.15

* Although B has a value on the first anniversary, it is part of the formula for the calculation of Index Increases on the first Anniversary, but is used as a comparison value in the calculation of C.


Illustration No. 6
Assumptions:
Term Length (Years)          = 5
Beginning Indexed Value      = $100,000
Beginning S&P Index Value    = 500
Participation Rate           = 80%
Cap                          = 80%
Maximum S&P Index Value      = 1,000
Floor                        = none
Minimum S&P Index Value       = unlimited

End     Value    Change      Value     Value   Value    Value
of        of       in         of         of      of       of        Indexed
Year    INDEX    INDEX        B*          C    Part I   Part 2       Value
0       500                                                      $100,000.00
1       650        30%      <1,000     650    4,800      N/A     $104,800.00
2       485        -3%         650     650        0     4,800    $109,600.00
3       475        -5%         650     650        0     4,800    $114,400.00
4       450       -10%         650     650        0     4,800    $119,200.00
5       430       -14%         650     650        0     4,800    $124,000.00

* Although B has a value on the first anniversary, it is part of the formula for the calculation of Index Increases on the first Anniversary, but is used as a comparison value in the calculation of C.

                                 APPENDIX B

                      CALCULATION OF THE DEATH BENEFIT


In calculating the Death Benefit of an Index Sub-Account, the Certificate provides for the recalculation of the applicable Index Increase or Decrease. Set forth below is the formula for calculating the Death Benefit of an Index Sub-Account and the factors specified in the Certificate for recalculating the applicable Index Increase or Index Decrease.


If the Floor is greater than 0%, the Death Benefit is the greater of the Indexed Value as of the date of death less any subsequent partial surrenders, and the Surrender Value.


In all other situations, the Death Benefit is the greater of (a) minus (b) and the Surrender Value where:


     (a)is the Indexed Value at the start of the Sub-Account year in which death occurs, with the applicable Index Increase or Index Decrease (see "Appendix A") recalculated as follows: "E" is equal to "F" and "(B-D)" is multiplied by the sum of 1.0 plus the number of Sub-Account years from the start of such year to the end of the Term; and

     (b)is the sum of any partial surrenders since the start of such year.

In either case, if death occurs in the last year of a Term and the surrender occurs after the end of the Term, the death benefit is equal to the greater of the Indexed Value at the end of such Term, less any subsequent partial surrenders, and the Surrender Value.

                                 APPENDIX C

                       SCHEDULE OF STATE PREMIUM TAXES

                            Non-Tax Qualified          Tax-Qualified
                         Contracts/Certificates    Contracts/Certificates
State                        Rate of Tax               Rate of Tax

Alabama                        1.00%                        1.00%
California                     2.35                         0.50
District of Columbia           2.00                         2.00
Kansas                         2.00                         0.00
Kentucky                       2.00                         2.00
Maine                          2.00                         0.00
Mississippi                    2.00                         0.00
Nevada                         3.50                         0.00
North Carolina                 1.75                         0.00
South Dakota                   1.25                         0.00
Virgin Islands                 5.00                         5.00
West Virginia                  1.00                         1.00
Wyoming                        1.00                         0.00

                                 APPENDIX D

                           TELEPHONE INSTRUCTIONS

Telephone Transfers of Values of Certificate Owner Account

1. If there are joint Certificate Owners, both must authorize Keyport to accept telephone instructions, but either Certificate Owner may give Keyport telephone instructions.

2. All callers will be required to identify themselves. Keyport reserves the right to refuse to act upon any telephone instructions in cases where the caller has not sufficiently identified himself/herself to Keyport's satisfaction.

3. Neither Keyport nor any person acting on its behalf shall be subject to any claim, loss, liability, cost or expense if it or such person acted in good faith upon a telephone instruction, including one that is unauthorized or fraudulent; however, Keyport will employ reasonable procedures to confirm that a telephone instruction is genuine and, if Keyport does not, Keyport may be liable for losses due to an unauthorized or fraudulent instruction. The Certificate Owner thus bears the risk that an unauthorized or fraudulent instruction that is executed may cause the values of a Certificate Owner Account to be lower than it would be had no instruction been executed.

4. All conversations will be recorded with disclosure at the time of the call.

5. The application for the Certificate may allow a Certificate Owner to create a power of attorney by authorizing another person to give telephone instructions. Unless prohibited by state law, such power will be treated as durable in nature and shall not be affected by the subsequent incapacity, disability, or incompetency of the Certificate Owner. Either Keyport or the authorized person may cease to honor the power by sending written notice to the Certificate Owner at the Certificate Owner's last known address. Neither Keyport nor any person acting on its behalf shall be subject to liability for any act executed in good faith reliance upon a power of attorney.

6. Telephone authorization shall continue in force until (a) Keyport receives the Certificate Owner's written revocation, or (b) Keyport discontinues the privilege.

7. Telephone transfer instructions received by Keyport at 800-367-3653 before the close of trading on the New York Stock Exchange ("NYSE")(currently 4:00 p.m. Eastern Time) will be initiated that day based on the unit value prices calculated at the close of that day. Instructions received after the close of trading on the NYSE will be initiated the following business day.

8.   Once instructions are accepted by Keyport, they may not be canceled.

9. All transfers must be made in accordance with the terms of the Certificate and current prospectus. If the transfer instructions are not in good order, Keyport will not execute the transfer and will notify the caller within 48 hours.

                               PART II
                INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13.  Other Expenses of Issuance and Distribution

          Not Applicable

Item 14.  Indemnification of Directors and Officers

               The following provisions regarding the Indemnification of Directors and Officers of the Registrant ("Keyport") are applicable:

          By-Laws, Article IX

               Section 6 - Indemnification of Directors and Officers

               Any person who at any time serves or shall serve as a Director or Officer of the Corporation whether or not in office at the time shall be indemnified or reimbursed against and for any and all claims and liabilities to which he may be or become subject by reason of such service and against and for any and all expenses necessarily incurred or amounts paid in connection with the defense or reasonable settlement or any legal or administrative proceedings to which he is made a party by reason of such service, except in relation to matters to which he shall be finally adjudged to be liable of negligence or misconduct in the performance of his official duties. Such a right of indemnification and reimbursement shall also extend to the personal representatives of any such person. Such rights shall not be deemed exclusive of any other rights to which any such Director, officer or his personal representatives may be entitled, under any other by-law or any agreement or vote of the stockholders or Directors or otherwise.

               Consistent with such By-Laws, Keyport has obtained insurance from Liberty Mutual Insurance Company for its directors and officers that supplements the indemnification provisions of the By-Laws.

Item 15.  Recent Sales of Unregistered Securities

          Not applicable

Item 16.  Exhibits and Financial Statement Schedules

          Exhibits


                   1        Underwriter's Agreement*

                   3(a)          Articles of Incorporation -- Incorporated
                   by Reference to Registration Statement on Form N-4, filed on or about February 16, 1996 (File No. 333-01043; 811-07543)

                   3(b)          By-Laws -- Incorporated by Reference to
                   Registration Statement on Form N-4, filed on or about February 16, 1996 (File No. 333-01043; 811-07543)

                   4(a)          Form of Group Annuity Contract*

                   4(b)          Form of Group Annuity Certificate*

                   4(c)          Form of Individual Annuity Contract*

                   4(d)          Group Annuity Application*

                   4(e)          Group Annuity Certificate Application*

                   4(f)          Individual Annuity Application*

         4(g)      Endorsements*


                    (i)   Tax-Sheltered Annuity (TSA)
                    (ii)  Corporate/Keogh 401(a) Plan (Group)
                    (iii) Corporate/Keogh 401(a) Plan (Individual)
                    (iv)  Individual Retirement Annuity (IRA) (Group)
                    (v)   Individual Retirement Annuity (IRA)
                          (Individual)
                    (vi)  Qualified Plan Endorsement


                   5        Opinion regarding Legality*


                   21       Subsidiaries of the Registrant--Incorporated by
                   Reference to Registration Statement on Form S-1, filed on or about March 18, 1996 (File No. 333-1783)

                   23(a)    Consent of Counsel


                   23(b)    Consent of Independent Auditors


                   24       Powers of Attorney--Incorporated by Reference to
                   Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 filed on or about August 22, 1996 (File No. 333-1043; 811-7543)

                  27        Financial Data Schedule

    Financial Statements


         28(a)     Schedule I**

         28(b)     Schedule III**

         28(c)     Schedule V**

* Incorporated by reference to Pre-Effective Amendment No 1 to Registration Statement (File No. 333-13609) filed on or about February 7, 1997.

** Incorporated by reference to Post-Effective Amendment No 1 to Registration Statement (File No. 333-1783) filed on or about April 18, 1997.


Item 17. Undertakings

    The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events
              arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                              SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, State of Massachusetts on May 30, 1997.

                                       KEYPORT LIFE INSURANCE COMPANY



                                  BY:  /s/ John W. Rosensteel*
                                       John W. Rosensteel
                                       President


* James J. Klopper has signed this document on the indicated date on behalf of Mr. Rosensteel pursuant to a power of attorney duly executed by him and included as part of Exhibit 16 in Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 filed on or about August 22, 1996 (File No. 333-1043; 811-7543).

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and the dates indicated.


Signature                                   Title          Date

(i)  Principal Executive Officer

         /s/ John W. Rosensteel*       Principal Executive Officer
             John W. Rosensteel

(ii)      Principal Financial Officer

         /s/ Paul H. LeFevre, Jr.*     Senior Vice President and
             Paul H. LeFevre, Jr.      Chief Financial Officer

(iii) Majority of Board of Directors

         /s/ Kenneth R. Leibler*       *By: /s/ James J. Klopper
             Kenneth R. Leibler             James J. Klopper
                                            Attorney-in-fact
         /s/ F. Remington Ballou*           May 30, 1997
             F. Remington Ballou

         /s/ Frederick Lippitt*
             Frederick Lippitt

         /s/ Robert C. Nyman*
             Robert C. Nyman

         /s/ John W. Rosensteel*
             John W. Rosensteel

* James J. Klopper has signed this document on the indicated date on behalf of each of the above Directors and Officers of the Registrant pursuant to powers of attorney duly executed by such persons and included as part of
    Exhibit 16 in Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 filed on or about August 22, 1996 (File No. 333-1043; 811-7543).

                                                    EXHIBIT 23(a)

                      CONSENT OF COUNSEL





     I hereby consent to the use of my name in the caption "Legal Matters" in the prospectus of Keyport Life Insurance Company contained in Form S-1.





Boston, Massachusetts                   /s/Bernard R. Beckerlegge
                                        Bernard R. Beckerlegge

    May 30, 1997
        Date

                                                    EXHIBIT 23(b)

                CONSENT OF INDEPENDENT AUDITORS





The Board of Directors
Keyport Life Insurance Company





We consent to the reference to our firm under the caption "Experts" and to the use of our report dated February 5, 1997, in the Post-Effective Amendment No. 1 to the Registration Statement (Form S-1 No. 333-13609) and related Prospectus of Keyport LIfe Insurance Company dated May 30, 1997.








Boston, Massachusetts                 /s/Ernst & Young LLP
May 30, 1997

      CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS





The Board of Directors
Keyport Life Insurance Company





We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated February 16, 1996, contains an explanatory paragraph that refers to a change in accounting by the Company to adopt the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equtiy Securities", effective January 1, 1994.







Boston, Massachusetts                 /s/KPMG Peat Marwick LLP
May 30, 1997

                                                       EXHIBIT 27

[ARTICLE] 7            Financial Data Schedule

[PERIOD-TYPE]                   YEAR
[FISCAL-YEAR-END]                          DEC-31-1996
[PERIOD-END]                               DEC-31-1996
[DEBT-HELD-FOR-SALE]                                 0
[DEBT-CARRYING-VALUE]                       10,718,644
[DEBT-MARKET-VALUE]                                  0
[EQUITIES]                                      35,863
[MORTGAGE]                                      67,005
[REAL-ESTATE]                                        0
[TOTAL-INVEST]                              11,537,927
[CASH]                                         767,385
[RECOVER-REINSURE]                                   0
[DEFERRED-ACQUISITION]                         250,355
[TOTAL-ASSETS]                              13,924,557
[POLICY-LOSSES]                                      0
[UNEARNED-PREMIUMS]                                  0
[POLICY-OTHER]                                  11,396
[POLICY-HOLDER-FUNDS]                       11,626,132
[NOTES-PAYABLE]                                      0
[PREFERRED-MANDATORY]                                0
[PREFERRED]                                          0
[COMMON]                                         3,015
[OTHER-SE]                                     977,767
[TOTAL-LIABILITY-AND-EQUITY]                13,924,557
[PREMIUMS]                                           0
[INVESTMENT-INCOME]                            790,365
[INVESTMENT-GAINS]                               5,509
[OTHER-INCOME]                                  33,534
[BENEFITS]                                       3,477
[UNDERWRITING-AMORTIZATION]                          0
[UNDERWRITING-OTHER]                                 0
[INCOME-PRETAX]                                137,846
[INCOME-TAX]                                    47,222
[INCOME-CONTINUING]                                  0
[DISCONTINUED]                                       0
[EXTRAORDINARY]                                      0
[CHANGES]                                            0
[NET-INCOME]                                    90,624
[EPS-PRIMARY]                                        0
[EPS-DILUTED]                                        0
[RESERVE-OPEN]                                       0
[PROVISION-CURRENT]                                  0
[PROVISION-PRIOR]                                    0
[PAYMENTS-CURRENT]                                   0
[PAYMENTS-PRIOR]                                     0
[RESERVE-CLOSE]                                      0
[CUMULATIVE-DEFICIENCY]                              0